FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 4, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 4, 2005

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations

CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com

Telephone	+41 44 333 88 44
Fax	+41 44 333 88 77
media.relations@credit-suisse.com

CREDIT SUISSE GROUP REPORTS NET INCOME OF
CHF 1.9 BILLION FOR THE FIRST QUARTER OF 2005

Group achieves a strong start to 2005, with solid revenues

Return on equity of 22.9% for the banking businesses and 12.0% for Winterthur

Financial Highlights

in CHF million	1Q2005	4Q2004	1Q2004	Change in %	Change in % vs
				vs 4Q2004	vs 1Q2004

Net revenues	17,062	12,984	16,814	31	1

Total operating expenses	6,146	6,128	6,308	0	(3)

Net income	1,910	959	1,861	99	3

Return on equity	20.6%	10.6%	21.3%	—	—

Basic earnings per share (CHF)	1.64	0.82	1.56

BIS tier 1 ratio	12.1%	12.3%

Zurich, May 4, 2005 – Credit Suisse Group today reported net income of CHF 1,910 million for the first quarter of 2005, compared to CHF 1,861 million in the first quarter of 2004. A continued strong performance from Private Banking and a record quarter for Corporate & Retail Banking contributed to this result. Institutional Securities reported lower net income and had a mixed quarter, with increased revenues in fixed income trading and lower results in equity underwriting and trading as well as in debt underwriting and advisory versus the strong first quarter of 2004. Wealth & Asset Management reported net income which was largely unchanged compared to the first quarter of 2004. Winterthur recorded a solid first-quarter performance, especially in Non-Life, which further improved its underwriting results. Life & Pensions reported moderate growth in its total business volume. The return on equity was 22.9% for the banking businesses and 12.0% for Winterthur. Credit Suisse Group’s overall return on equity was 20.6% for the first quarter.

Credit Suisse Group has received the requisite regulatory approvals from the Swiss Federal Banking Commission to merge its two Swiss banks, Credit Suisse and Credit Suisse First Boston. As previously announced, the merged bank will be operational from May 16, 2005, and will continue to use the Credit Suisse, Credit Suisse First Boston and Credit Suisse Asset Management brands.

Oswald J. Grübel, CEO of Credit Suisse Group, said, "With solid revenues and good net income, Credit Suisse Group has made a strong start to 2005. Private Banking had another excellent quarter and Corporate & Retail Banking reported a record result.”

He continued, “While showing an improvement over the previous quarter and gaining market share in some key businesses, the results from Institutional Securities were mixed. Wealth & Asset Management achieved some progress but still has the potential to improve further. We will continue to implement our strategy, which is designed to rebuild a leadership position in these businesses.”

Turning to the insurance business, he added, “Winterthur produced a solid performance in the first quarter, especially in Non-Life − which further improved its underwriting results − as the insurance business benefited from increased business volumes and reduced expenses. Going forward, we will continue to work to enhance profitability at Winterthur.”

He concluded, "We continue to focus on improving performance and on the integration of our banking businesses and we still have more work to do. My management team and I strongly believe that by creating an integrated bank, we will be able to further improve client service, generate revenue growth and improve efficiency. This will help us to build our position as a leading global financial services provider.”

Banking Segments

Credit Suisse Group Banking Segment Results

in CHF million		1Q2005	4Q2004	1Q2004	Change in %	Change in %
					vs 4Q2004	vs 1Q2004

Private Banking	Net Revenues	1,912	1,717	1,940	11	(1)
segment	Total op. expenses	1,060	993	1,073	7	(1)
	Net income	685	616	681	11	1

Corporate &	Net Revenues	860	803	787	7	9
Retail Banking	Total op. expenses	529	477	494	11	7
segment	Net income	274	257	189	7	45

Institutional	Net Revenues	3,842	2,906	3,997	32	(4)
Securities	Total op. expenses	3,006	2,639	3,098	14	(3)
segment	Net income	540	269	623	101	(13)

Wealth & Asset	Net Revenues	936	1,028	866	(9)	8
Management	Total op. expenses	598	675	624	(11)	(4)
segment	Net income	135	63	136	114	(1)

Private Banking reported an 11% increase in net income to CHF 685 million in the first quarter of 2005 compared to the previous quarter, as a further recovery in client activity led to sound revenue growth. The segment was able to repeat the strong performance of the first quarter of 2004. The gross margin improved by 9.5 basis points to 137.7 basis points versus the previous quarter but was down 8.6 basis points from the first quarter of 2004. Private Banking’s cost/income ratio improved by 2.4 percentage points to 55.4% compared to the previous quarter and was virtually unchanged compared to the corresponding period of 2004.

Corporate & Retail Banking recorded net income of CHF 274 million for the first quarter of 2005, up 7% compared to the fourth quarter and up 45% versus the first quarter of 2004. This result mainly reflects sound revenues and a seasonally low cost base, as well as a net release of provisions for credit losses. Corporate & Retail Banking reported a return on average allocated capital of 22.4%, up 1.6 percentage points from the fourth quarter and up 7.3 percentage points versus the first quarter of 2004. At 61.5%, the cost/income ratio was 2.1 percentage points higher than in the previous quarter and improved by 1.3 percentage points versus the first quarter of 2004.

Institutional Securities generated net income of CHF 540 million in the first quarter of 2005, a 101% increase from the previous quarter. This performance was characterized by a 32% increase in revenues − reflecting higher fixed income and equity trading results and lower investment banking results − and a 14% rise in total operating expenses. Compared to the strong first quarter of 2004, net income declined 13%, due in part to lower revenues. Although fixed income trading results improved versus the prior-year period, revenues in equity trading and underwriting and in debt underwriting and advisory declined. Total operating expenses were down 3% versus the first quarter of 2004. The segment’s pre-tax margin (excluding minority interests) improved to 19.9% in the first quarter from 13.7% in the fourth quarter of 2004 but was down from 22.2% in the first quarter of last year.

Wealth & Asset Management reported net income of CHF 135 million for the first quarter of 2005, representing a 114% rise from the previous quarter. This first-quarter performance reflected stable revenues in Credit Suisse Asset Management, lower revenues in Private Client Services and lower fees in Alternative Capital, offset by higher investment-related gains and a decrease in total operating expenses. Compared to the first quarter of 2004, net income declined by 1%, reflecting lower revenues from Credit Suisse Asset Management and Private Client Services as well as lower investment-related gains, offset in part by an increase in fees from Alternative Capital and lower expenses.

Insurance Segments

Credit Suisse Group Insurance Segment Results

in CHF million		1Q2005	4Q2004	1Q2004	Change in %	Change in %
					vs 4Q2004	vs 1Q2004

Life & Pensions	Net Revenues	6,610	3,939	6,298	68	5
segment	Total op. expenses	427	410	452	4	(6)
	Net income	126	152	139	(17)	(9)

Non-Life	Net Revenues	3,049	2,924	3,106	4	(2)
segment	Total op. expenses	698	1,008	726	(31)	(4)
	Net income	125	(177)	103	—	21

Life & Pensions recorded net income of CHF 126 million in the first quarter of 2005. This 9% decrease compared to the first quarter of 2004 was primarily due to lower investment income from net realized gains, partially offset by improvements in the segment’s underlying business. Total business volume, which includes deposits from policyholders and gross premiums written, rose 7% compared to the first quarter of last year. This growth was mainly driven by a 7% increase in gross premiums written. Insurance underwriting and acquisition expenses decreased 12% and administration expenses rose 9% compared to the first quarter of last year. The expense ratio decreased by 0.3 percentage points to 6.3%. In the first quarter of 2005, the net investment return backing traditional life policies was down from 5.6% to 5.3% and the net current investment return remained stable at 3.8%.

Non-Life reported net income of CHF 125 million for the first quarter of 2005, up 21% compared to the first quarter of 2004. This increase was mainly attributable to further improvements in the segment’s underwriting results and reduced charges for divested operations. Net premiums earned declined 3% in the first quarter of 2005 and the combined ratio improved by 1.0 percentage points to 99.4% compared to the same period of last year. The claims ratio decreased by 1.6 percentage points to 75.3% in the period under review, mainly reflecting a lower level of large-scale losses and improvements in several market units. Administration expenses decreased 5%, while insurance underwriting and acquisition expenses rose by 3% in the first quarter of 2005. The expense ratio increased by 0.6 percentage points, due primarily to a decrease in net premiums earned. Non-Life’s net investment return decreased slightly from 5.1% to 5.0% and the net current investment return remained stable at 3.5% compared to the same period of 2004.

Net New Assets

Net New Assets and Assets under Management (AuM) for the first quarter 2005

in CHF billion	Net New Assets	Total AuM	Change in AuM
			% vs 31.12.04

Private Banking	7.0	564.3	4.7
Corporate & Retail Banking	1.0	54.5	1.1

Institutional Securities	(0.5)	16.1	5.9
Wealth & Asset Management1)	5.1	492.0	4.0

Life & Pensions	2.8	119.5	3.5
Non-Life	n/a	25.2	4.6

Credit Suisse Group	15.4	1,271.6	4.2

1)	Excluding assets managed on behalf of other entities within Credit Suisse Group
n/a: not applicable

Private Banking generated net new assets of CHF 7.0 billion in the first quarter of 2005, representing an annualized growth rate of 5.2% − with strategic key markets in Asia and Europe again reporting double-digit growth rates. Wealth & Asset Management reported net new assets of CHF 5.1 billion due mainly to corporate and client cash inflows as well as inflows related to the launch of a new real estate fund in Europe. Overall, Credit Suisse Group reported CHF 15.4 billion of net new assets in the first quarter. The Group’s total assets under management stood at CHF 1,271.6 billion as of March 31, 2005, up 4.2% from December 31, 2004.

Outlook

Following the generally more favorable business climate in the first quarter, Credit Suisse Group expects to see market activity slow considerably in the second quarter. These less buoyant market conditions are likely to result in more subdued client activity − bringing with it a corresponding decrease in business volumes. However, the Group expects market conditions to improve in the second half of 2005. Credit Suisse Group will concentrate on diligently responding to these trends to capture growth opportunities and on ensuring it has the necessary measures in place to respond rapidly to changing client requirements.

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 44 333 88 44
Credit Suisse Group, Investor Relations	Telephone +41 44 333 31 69

For additional information on Credit Suisse Group’s results for the first quarter of 2005, please refer to the Group’s Quarterly Report Q1 2005, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of March 31, 2005, it reported assets under management of CHF 1,271.6 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Presentation of Credit Suisse Group’s First Quarter Results 2005
via Webcast and Telephone Conference

Date	Wednesday, May 4, 2005

Time	10.00 CEST / 09.00 BST / 04.00 EST

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group

The presentation will be held in English.

Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	USA:	+1 866 291 4166
Reference: ‘Credit Suisse Group quarterly results’

Q&A	You will have the opportunity to ask questions during the telephone conference following the presentation.

Playback	Audio recording – available approximately three hours after the event at: www.credit-suisse.com/results

Telephone – available approximately one hour after the event; please dial:
	Europe:	+41 91 612 4330
	UK:	+44 207 108 6233
	USA:	+1 866 416 2558

Conference ID: 122#

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the webcast and telephone conference. Further instructions and technical test functions are now available on our website.

Letter to Shareholders 2005 Q1

Dear Shareholders,

Credit Suisse Group recorded net income of CHF 1,910 million in the first quarter of 2005 versus CHF 1,861 million in the first quarter of 2004, an increase of CHF 49 million, or 3%. This was driven largely by increased net income in Corporate & Retail Banking and Non-Life, offset in part by declines in Institutional Securities and Life & Pensions, while Private Banking and Wealth & Asset Management reported net income largely unchanged compared to the first quarter of 2004.

Credit Suisse Group made a strong start to 2005, reporting net income of CHF 1.9 billion for the first quarter, with performance driven by solid revenues. The return on equity for the Group was 20.6%, with the banking segments and Winterthur reporting a return on equity of 22.9% and 12.0%, respectively.

Private Banking performed well, reporting strong net income. A further recovery in client activity during the quarter led to revenues which were almost unchanged compared to the strong first quarter 2004. Corporate & Retail Banking reported record net income for the first quarter, which was mainly attributable to sound revenues and a seasonally low cost base, as well as a continuing favorable credit environment.

Our Institutional Securities segment produced a mixed first quarter. Fixed income trading results improved compared to the first quarter of 2004. Results in equity trading and underwriting as well as in debt underwriting and advisory declined. Wealth & Asset Management reported net income, which was largely unchanged compared to the first quarter of 2004.

Our insurance business, Winterthur, delivered a solid first-quarter performance, especially in Non-Life, which further improved its underwriting results. Life & Pensions reported a moderate increase in its total business volume, reflecting growth in several markets within Europe.

While the Group generated strong first-quarter results, it is nonetheless evident that we must continue to sharpen our focus and close gaps in our performance going forward. At the end of 2004, we announced our plans to combine our banking businesses globally to produce a more powerful integrated organization. The first stage in this process is the merger of our two Swiss banks, Credit Suisse and Credit Suisse First Boston, which is planned for later this month. The design of the new organization will be finalized by the end of the summer and we expect it to be operational as of January 1, 2006. My management team and I remain firmly convinced that our measures to enhance cooperation between our banking businesses in order to capture synergies for revenue growth and to improve our efficiency will generate major benefits for our clients, shareholders and employees and help to secure our position as a leading global financial services provider in the future.

Net new assets

The Group reported net new assets of CHF 15.4 billion in the first quarter of 2005, an increase of CHF 11.9 billion compared to the fourth quarter of 2004. Double-digit growth rates in asset gathering in key Asian and European markets contributed to net new assets of CHF 7.0 billion in Private Banking, while Wealth & Asset Management reported net new assets of CHF 5.1 billion.

Private Banking

Private Banking reported an 11% increase in net income to CHF 685 million in the first quarter of 2005 compared to the previous quarter, as a further recovery in client activity led to sound revenue growth. The segment was able to repeat the strong performance of the first quarter of 2004. The gross margin improved by 9.5 basis points to 137.7 basis points versus the previous quarter but was down 8.6 basis points from the first quarter of 2004. Private Banking’s cost/income ratio improved by 2.4 percentage points to 55.4% compared to the previous quarter and was virtually unchanged compared to the corresponding period of 2004.

Corporate & Retail Banking

Corporate & Retail Banking recorded net income of CHF 274 million for the first quarter of 2005, up 7% compared to the fourth quarter and up 45% versus the first quarter of 2004. This result mainly reflects sound revenues and a seasonally low cost base, as well as a net release of provisions for credit losses. Corporate & Retail Banking reported a return on average allocated capital of 22.4%, up 1.6 percentage points from the fourth quarter and up 7.3 percentage points versus the first quarter of 2004. At 61.5%, the cost/income ratio was 2.1 percentage points higher than in the previous quarter and improved by 1.3 percentage points versus the first quarter of 2004.

Institutional Securities

Institutional Securities generated net income of CHF 540 million in the first quarter of 2005, a 101% increase from the previous quarter. This performance was characterized by a 32% increase in revenues – reflecting higher fixed income and equity trading results – and a 14% rise in expenses. Compared to the strong first quarter of 2004, net income declined 13%, due mainly to lower revenues. Although fixed income trading results improved versus the prior-year period, revenues in equity trading and underwriting and in debt underwriting and advisory declined. Expenses were down 3% versus the first quarter of 2004. The segment’s pre-tax margin (excluding minority interests) improved to 19.9% in the first quarter from 13.7% in the fourth quarter of 2004, but was down from 22.2% in the first quarter of last year.

Wealth & Asset Management

Wealth & Asset Management reported net income of CHF 135 million for the first quarter of 2005, representing a 114% rise from the previous quarter. This first-quarter performance reflected stable revenues in Credit Suisse Asset Management and lower revenues in Private Client Services and lower fees in Alternative Capital, offset by higher investment-related gains and a decrease in expenses. Compared to the first quarter of 2004, net income declined by 1% due to lower revenues from Credit Suisse Asset Management and Private Client Services as well as lower investment-related gains, offset in part by an increase in fees from Alternative Capital and lower expenses.

Life & Pensions

Life & Pensions recorded net income of CHF 126 million in the first quarter of 2005. This 9% decrease compared to the first quarter of 2004 was primarily due to lower investment income from net realized gains, partially offset by improvements in the segment’s underlying business. Total business volume, which includes deposits from policyholders and gross premiums written, rose 7% compared to the first quarter of last year. This growth was mainly driven by a 7% increase in gross premiums written. Insurance underwriting and acquisition expenses decreased 12% and administration expenses rose 9% compared to the first quarter of last year. The expense ratio decreased by 0.3 percentage points to 6.3%. In the first quarter of 2005, the net return on investments backing traditional life policies was down from 5.6% to 5.3% and the net current investment return remained stable at 3.8%.

Non-Life

Non-Life reported net income of CHF 125 million for the first quarter of 2005, up 21% compared to the first quarter of 2004. This increase was mainly attributable to further improvements in the segment’s underwriting results and reduced charges for divested operations. Net premiums earned declined 3% in the first quarter of 2005 and the combined ratio improved by 1.0 percentage points to 99.4% compared to the same period of last year. The claims ratio decreased by 1.6 percentage points to 75.3% in the period under review, mainly reflecting a lower level of large-scale losses and improvements in several market units. Administration expenses decreased 5%, while underwriting and acquisition expenses rose by 3% in the first quarter of 2005. The expense ratio increased by 0.6percentage points, due primarily to a decrease in net premiums earned. Non-Life’s net investment return decreased slightly from 5.1% to 5.0% and the net current investment return remained stable at 3.5% compared to the same period of 2004.

Outlook

Following the generally more favorable business climate in the first quarter, we expect to see market activity slow considerably in the second quarter. These less buoyant market conditions are likely to result in more subdued client activity – bringing with it a corresponding decrease in business volumes. However, we expect market conditions to improve in the second half of 2005. Credit Suisse Group will concentrate on diligently responding to these trends to capture growth opportunities and on ensuring we have the necessary measures in place to respond rapidly to changing client requirements.

Oswald J. Grübel
Chief Executive Officer, Credit Suisse Group
May 2005

Segment Reporting

Net income
in CHF m	1Q2005	4Q2004	1Q2004

Private Banking	685	616	681
Corporate & Retail Banking	274	257	189
Institutional Securities	540	269	623
Wealth & Asset Management	135	63	136
Life & Pensions	126	152	139
Non-Life	125	(177)	103
Corporate Center	25	(221)	(10)

Credit Suisse Group	1,910	959	1,861

Additional information

Additional information on the Credit Suisse Group’s first quarter 2005 results can be obtained in the Quarterly Report 1/05 and the analysts’ presentation, which are available on our website at: www.credit-suisse.com/results. The Quarterly Report (English only) can be ordered at Credit Suisse, ULLM 23, Uetlibergstrasse 231, 8070 Zurich, fax: +41 44 332 7294.

Cautionary Statement Regarding Forward-Looking Information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Consolidated statements of income (unaudited)
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Interest and dividend income	8,814	7,716	7,741	14	14
Interest expense	(5,759)	(4,960)	(4,663)	16	24

Net interest income	3,055	2,756	3,078	11	(1)

Commissions and fees	3,239	3,289	3,563	(2)	(9)
Trading revenues	1,828	1,400	1,516	31	21
Realized gains/(losses) from investment securities, net	426	302	528	41	(19)
Insurance net premiums earned	7,749	4,597	7,399	69	5
Other revenues	765	640	730	20	5

Total noninterest revenues	14,007	10,228	13,736	37	2

Net revenues	17,062	12,984	16,814	31	1

Policyholder benefits, claims and dividends	8,105	5,446	7,852	49	3
Provision for credit losses	(36)	(127)	34	(72)	–

Total benefits, claims and credit losses	8,069	5,319	7,886	52	2

Insurance underwriting, acquisition and administration expenses	1,059	983	1,053	8	1
Banking compensation and benefits	3,296	2,634	3,428	25	(4)
Other expenses	1,791	2,503	1,823	(28)	(2)
Restructuring charges	0	8	4	(100)	–

Total operating expenses	6,146	6,128	6,308	0	(3)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	2,847	1,537	2,620	85	9

Income tax expense	630	318	570	98	11
Minority interests, net of tax	301	255	119	18	153

Income from continuing operations before cumulative effect of accounting changes	1,916	964	1,931	99	(1)

Income/(loss) from discontinued operations, net of tax	(20)	(5)	(64)	300	(69)
Cumulative effect of accounting changes, net of tax	14	0	(6)	–	–

Net income	1,910	959	1,861	99	3

Return on equity - Group	20.6%	10.6%	21.3%	–	–

Earnings per share in CHF
Basic earnings per share	1.64	0.82	1.56	–	–
Diluted earnings per share	1.63	0.80	1.54	–	–

Key figures
in CHF m, except where indicated	31.03.05	31.12.04	Change in % from 31.12.04

Total assets	1,159,711	1,089,485	6
Shareholders' equity	38,524	36,273	6

Assets under management in CHF bn	1,271.6	1,220.7	4

Market price per registered share in CHF	51.35	47.80	7

Market capitalization	57,294	53,097	8

Book value per share in CHF	34.53	32.65	6

BIS tier 1 ratio	12.1%	12.3%	–
BIS total capital ratio	15.7%	16.6%	–

Credit Suisse Group Paradeplatz 8 P.O. Box 1 8070 Zurich Switzerland Tel. +41 44 212 1616 Fax +41 44 333 2587 www.credit-suisse.com

English 5520174

Quarterly Report 2005 Q1

Credit Suisse Group financial highlights
in CHF m, except where indicated	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Consolidated income statement
Net revenues	17,062	12,984	16,814	31	1
Income from continuing operations before cumulative effect of accounting changes	1,916	964	1,931	99	(1)
Net income	1,910	959	1,861	99	3

Return on equity
Return on equity - Group	20.6%	10.6%	21.3%	–	–
Return on equity - Banking	22.9%	14.1%	24.2%	–	–
Return on equity - Winterthur	12.0%	(1.2%)	12.2%	–	–

Earnings per share
Basic earnings per share in CHF	1.64	0.82	1.56	–	–
Diluted earnings per share in CHF	1.63	0.80	1.54	–	–

Net new assets in CHF bn	15.4	3.5	15.6	–	–

in CHF m, except where indicated	31.03.05	31.12.04	Change in % from 31.12.04

Assets under management in CHF bn	1,271.6	1,220.7	4

Consolidated balance sheet
Total assets	1,159,711	1,089,485	6
Shareholders' equity	38,524	36,273	6

Consolidated BIS capital data
Risk-weighted assets	215,279	199,249	8
Tier 1 ratio	12.1%	12.3%	–
Total capital ratio	15.7%	16.6%	–

Number of employees
Switzerland - banking segments	19,676	19,558	1
Switzerland - insurance segments	6,002	6,147	(2)
Outside Switzerland - banking segments	21,910	21,606	1
Outside Switzerland - insurance segments	13,177	13,221	0

Number of employees (full-time equivalents)	60,765	60,532	0

Stock market data
Market price per registered share in CHF	51.35	47.80	7
Market price per American Depositary Share in USD	42.80	42.19	1
Market capitalization	57,294	53,097	8
Market capitalization in USD m	47,754	46,865	2
Book value per share in CHF	34.53	32.65	6

Shares outstanding	1,115,749,450	1,110,819,481	0

Cover photo: Andreas Tschopp , Structured Finance, Credit Suisse; Christophe Müller , Key Account Management, Credit Suisse; Matthias Moser , Credit Analysis, Credit Suisse; Ralph Kretschmer , Investment Banking Switzerland, Credit Suisse First Boston; all based in Zurich.

Quarterly Report 2005 Q1
Message from the Chief Executive Officer
Credit Suisse Group
Risk Management
Private Banking
Corporate & Retail Banking
Institutional Securities
Wealth & Asset Management
Life & Pensions
Non-Life
Condensed consolidated financial statements – Credit Suisse Group
Consolidated statements of income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Consolidated statements of cash flows (unaudited)
Notes to the condensed consolidated financial statements (unaudited)
Information for investors

Message from the Chief Executive Officer

Oswald J. Grübel Chief Executive Officer Credit Suisse Group

Dear shareholders, clients and colleagues

Credit Suisse Group made a strong start to 2005, reporting net income of CHF 1.9 billion for the first quarter, with performance driven by solid revenues. The return on equity for the Group was 20.6%, with the banking segments and Winterthur reporting a return on equity of 22.9% and 12.0%, respectively. During the quarter, the Group generated net new assets of CHF 15.4 billion.

Private Banking performed well, reporting strong net income. A further recovery in client activity during the quarter led to revenues which were almost unchanged compared to the strong first quarter 2004. Reflecting healthy inflows from strategic key markets in Asia and Europe, the segment reported net new assets of CHF 7.0 billion for the first quarter. Private Banking also expanded its presence in key growth markets during that period.

Corporate & Retail Banking reported record net income for the first quarter, which was mainly attributable to sound revenues and a seasonally low cost base, as well as a continuing favorable credit environment. Improvements in the segment’s return on average allocated capital and cost/income ratio underscored the strength of its underlying business.

Our Institutional Securities segment produced a mixed first quarter. Fixed income trading results improved compared to the first quarter of 2004. Results in equity trading and underwriting as well as in debt underwriting and advisory declined. In comparison to the prior-year period, we made some progress in reducing expenses.

Wealth & Asset Management reported net income, which was largely unchanged compared to the first quarter of 2004. Alternative Capital saw an increase in fees, while Credit Suisse Asset Management and Private Client Services posted a decline in revenues versus the first quarter of 2004. The result was helped by a decrease in expenses compared to the same period of last year. The segment reported CHF 5.4 billion in net new assets in the first quarter.

Our insurance business, Winterthur, delivered a solid first-quarter performance, especially in Non-Life, which further improved its underwriting results. Life & Pensions reported a moderate increase in its total business volume, reflecting growth in several markets within Europe.

While the Group generated strong first-quarter results, it is nonetheless evident that we must continue to sharpen our focus and close gaps in our performance going forward. At the end of 2004, we announced our plans to combine our banking businesses globally to produce a more powerful integrated organization. The first stage in this process is the merger of our two Swiss banks, Credit Suisse and Credit Suisse First Boston, which is planned for later this month. The design of the new organization will be finalized by the end of the summer and we expect it to be operational as of January 1, 2006. My management team and I remain firmly convinced that our measures to enhance cooperation between our banking businesses in order to capture synergies for revenue growth and to improve our efficiency will generate major benefits for our clients, shareholders and employees and help to secure our position as a leading global financial services provider in the future.

Outlook

Following the generally more favorable business climate in the first quarter, we expect to see market activity slow considerably in the second quarter. These less buoyant market conditions are likely to result in more subdued client activity bringing with it a corresponding decrease in business volumes. However, we expect market conditions to improve in the second half of 2005. Credit Suisse Group will concentrate on diligently responding to these trends to capture growth opportunities and on ensuring we have the necessary measures in place to respond rapidly to changing client requirements.

Yours sincerely,

Oswald J. Grübel
May 2005

Credit Suisse Group

Credit Suisse Group recorded net income of CHF 1,910 million in the first quarter of 2005 versus CHF 1,861 million in the first quarter of 2004, an increase of CHF 49 million, or 3%. This was driven largely by increased net income in Corporate & Retail Banking and Non-Life, offset in part by declines in Institutional Securities and Life & Pensions, while Private Banking and Wealth & Asset Management reported net income largely unchanged compared to the first quarter of 2004.

Factors affecting results of operations

Major US equity indices showed minor declines during the first quarter while major European indices closed generally higher. Asian indices were mixed, with many, though higher than at the beginning of the quarter, closing below their quarterly highs. While trading volumes were up, volatility remained low relative to historical norms, however a flat yield curve and tight credit spreads created strong customer-driven activity and a more favorable trading environment. The Group’s banking segments benefited generally from the improved market levels and activity.

The US Federal Reserve raised interest rates by 50 basis points during the quarter, while both the Bank of England and the European Central Bank left their respective rates unchanged. In line with the increase in US interest rates during the quarter, the US dollar strengthened against most major currencies, however it still remained weaker than in the first quarter of 2004. Movements in the US dollar – Swiss franc exchange rate impact Credit Suisse First Boston’s reported results in particular, due to its businesses being managed on a US dollar basis. Specifically, the weakening of the dollar against the Swiss franc adversely affected revenues and favorably impacted expenses. When measured in Swiss francs versus the first quarter 2004, revenues were down 2%, while in US dollar terms revenues increased 4%.

The global credit environment continued to remain positive with an increased number of upgrades and a reduced number of downgrades by rating agencies. As was the case during 2004, this continued to have a favorable impact on the Group’s provisions for credit losses.

Although the combined volume of debt and equity underwriting decreased by 5.2% compared to the first quarter of 2004, there was a substantial increase compared to the fourth quarter of 2004, including a number of large deals from European issuers and European governments. The asset-backed securities environment was highly competitive, which resulted in fee spread compression relative to the first quarter of 2004 and an 18% industry-wide decline in global high-yield debt issuance was recorded. Global industry volumes for investment grade debt issuances remained unchanged. A strong start was seen in the number of initial public offerings early in the quarter, however the pace reduced toward the end of the quarter. Overall, an industry-wide decline of 14% in the volume of new equity issuances was recorded compared to the first quarter of 2004. In addition, announced mergers and acquisitions activity trended higher in the quarter.

Summary of segment results

Credit Suisse consists of the Private Banking and Corporate & Retail Banking segments. Key results for the segments were as follows:

– Private Banking reported net income of CHF 685 million in the first quarter of 2005, virtually unchanged compared to the first quarter of 2004. In the course of expanding its presence in Asia, Private Banking opened an office in Bangkok, Thailand, in March 2005, which will serve as a point of contact for international clients. Private Banking’s new branch in Dubai, United Arab Emirates, started business on April 1, 2005.

– Corporate & Retail Banking reported net income of CHF 274 million in the first quarter of 2005, an increase of CHF 85 million, or 45%, compared to the first quarter of 2004, with improved market levels and activity contributing toward improved results. To support the strategic aim of achieving further growth in the Swiss residential mortgage business, Corporate & Retail Banking intensified its marketing activities. In the first quarter of 2005 Corporate & Retail Banking saw a growth rate of 8.7% (annualized) in residential mortgage volumes, which was again well above market growth.

Credit Suisse First Boston consists of the Institutional Securities and Wealth & Asset Management segments. During the first quarter of 2005, Credit Suisse First Boston continued its trend towards an improved financial performance, recording net income of CHF 675 million, down 11% compared to the strong first quarter of 2004 and up 103% compared to the fourth quarter of 2004. Credit Suisse First Boston reported net revenues of CHF 4,503 million for the quarter (excluding minority interest revenues arising from investments required to be consolidated under Financial Accounting Standards Board Interpretation No. 46 Revised, or FIN 46R), down 5% from the strong first quarter of 2004 and up 22% from the fourth quarter of 2004. A disciplined approach to compensation expenses was maintained, with its compensation to revenue ratio (excluding minority interest revenues arising from FIN 46R) reduced to 51.9% in the first quarter of 2005 compared to 53.2% in the first quarter of 2004 and 52.9% in the fourth quarter of 2004. In the first quarter of 2005, the effective tax rate was 22% compared to 25% in the first quarter of 2004. Excluding CHF 272 million of non-taxable minority interest income arising from FIN 46R, the effective tax rate was 28% for the first quarter of 2005. Key results for the segments were as follows:

– Institutional Securities reported net income of CHF 540 million in the first quarter of 2005, a decrease of CHF 83 million, or 13%, compared to the first quarter of 2004. In the current market environment, fixed income and equity trading performed well even though down by a combined 4%, and investment banking results decreased more significantly.

– Wealth & Asset Management reported net income of CHF 135 million in the first quarter of 2005, a decrease of CHF 1 million, or 1%, compared to the first quarter of 2004, due to lower revenues from Credit Suisse Asset Management and Private Client Services, as well as lower investment-related gains. This was offset in part by an increase in fees from Alternative Capital and a decrease in total operating expenses.

Winterthur consists of the Life & Pensions and Non-Life segments. A solid performance in Winterthur during the first quarter of 2005 resulted in net income of CHF 251 million. Total business volume increased and total operating expenses decreased resulting in productivity gains. Key results for the segments were as follows:

– Life & Pensions reported net income of CHF 126 million in the first quarter of 2005, a decrease of CHF 13 million, or 9%, compared to the first quarter of 2004. Total business volume increased moderately, reflecting growth in several markets within Europe. Life & Pensions achieved a strong start in the newly introduced second pillar pension business in Slovakia, achieving the number one position in the market. The business, which generates fee income for Life & Pensions as an administrator, is not reflected in total business volume.

– Non-Life reported net income of CHF 125 million in the first quarter of 2005, an increase of CHF 22 million, or 21%, compared to the first quarter of 2004. Non-Life’s net income rose primarily due to improvements in underwriting results.

Credit Suisse Group consolidated results

Net revenues

The Group reported net revenues of CHF 17,062 million, an increase of CHF 248 million, or 1%, compared to the first quarter of 2004.

Net interest income of CHF 3,055 million was reported in the first quarter of 2005, a decrease of CHF 23 million, or 1%, compared to the first quarter of 2004. This was due largely to a decrease in Institutional Securities of CHF 133 million, or 13%, which was partially offset by an increase of CHF 103 million in Private Banking mainly as a result of dividend income on its own trading portfolio.

Commissions and fees decreased by CHF 324 million, or 9%, due mainly to a decline in investment banking fees in Institutional Securities of CHF 213 million, or 25%, compared to the first quarter of 2004. In addition, Private Banking reported a decrease of CHF 83 million, or 6%, due to declines in client activity compared to the first quarter of 2004, reflecting investor caution in the markets.

Trading revenues increased CHF 312 million, or 21%, to CHF 1,828 million, driven mainly by increased trading results in Institutional Securities, Corporate & Retail Banking and Life & Pensions. This was partially offset by the lower ex-dividend value of the trading portfolio in Private Banking.

Net realized gains/(losses) from investment securities decreased by CHF 102 million, or 19%, to CHF 426 million due to a decline in both insurance segments.

Insurance net premiums earned increased CHF 350 million, or 5%, to CHF 7,749 million, compared to the first quarter of 2004, due mainly to an increase in Life & Pensions of CHF 326 million, or 7%, driven predominantly by growth in Switzerland, Spain and Germany. This was partially offset by a decline in Non-Life of CHF 85 million, or 3%, due primarily to a lower level of premiums in the German health business as a result of premiums financed through bonuses.

Other revenues of CHF 765 million were reported compared to CHF 730 million in the first quarter of 2004, reflecting increased gains on private equity-related investments in Institutional Securities as well as an increase of CHF 79 million in Wealth & Asset Management. The latter related largely to minority interests arising on investments that are required to be consolidated under accounting rules (FIN 46R). This was partially offset by a decrease in Private Banking of CHF 36 million, due mainly to divestiture gains recorded in the first quarter of 2004.

Total benefits, claims and credit losses

The Group reported a net release in provisions for credit losses of CHF 36 million in the first quarter 2005, compared to a net expense of CHF 34 million in the first quarter of 2004. This was largely due to net releases of CHF 19 million in Corporate & Retail Banking and of CHF 19 million in Institutional Securities, reflecting the ongoing favorable credit environment.

Compared to the first quarter of 2004, policyholder benefits, claims and dividends increased by CHF 253 million, or 3%, to CHF 8,105 million. Life & Pensions reported an increase of CHF 276 million due to an increase in provisions for future benefits in line with the development of premiums. Additionally, Non-Life reported a decrease of CHF 78 million due mainly to lower policyholder claims. Investment income credited to policyholder account balances, reported by Life & Pensions, increased by CHF 54 million, or 20%, to CHF 324 million, due to improvements in the financial markets.

Operating expenses

The Group reported total operating expenses of CHF 6,146 million in the first quarter of 2005, a decrease of CHF 162 million, or 3%, compared to the first quarter of 2004.

Insurance underwriting, acquisition and administration expenses remained virtually unchanged at CHF 1,059 million.

Banking compensation and benefits decreased CHF 132 million, or 4%, to CHF 3,296 million, largely attributable to lower performance-related compensation in the Institutional Securities segment in line with the first quarter result. This was partially offset by increased salaries and benefits in Institutional Securities due mainly to increased headcount, as well as higher performance-related compensation in Corporate & Retail Banking.

Other expenses amounted to CHF 1,791 million, a decrease of CHF 32 million, or 2%, with higher commission expenses, professional fees and litigation provisions in Institutional Securities offset by decreases in Private Banking, reflecting on-going cost containment.

Income tax expense

The Group recorded income tax expense of CHF 630 million compared to CHF 570 million in the first quarter of 2004, an increase of CHF 60 million, or 11%, reflecting the Group’s improved results in the first quarter of 2005.

The Group tax expense is reduced by non-taxable income arising on investments that are required to be consolidated under accounting rules (FIN 46R). The amount of non-taxable income relating to these investments varies from one period to the next and in the first quarter of 2005 amounted to CHF 272 million. Due mainly to this effect, the Group’s effective tax rate in the first quarter of 2005 was 22%.

Cumulative effect of accounting changes

Reflecting the Group’s application of SFAS 123R (Revised 2004) “Share-Based Payment”, an after-tax gain of CHF 14 million was recorded, mainly within Institutional Securities, to reverse the expense previously recognized on outstanding unvested awards that are not expected to vest. For further information, readers are referred to the Summary of significant accounting policies and Recently adopted accounting standards in the Notes to the condensed consolidated financial statements.

Equity capital

Credit Suisse Group’s consolidated BIS tier 1 ratio was 12.1% as of March 31, 2005, down from 12.3% as of December 31, 2004. This decrease was largely attributable to a general increase in risk-weighted assets mainly relating to the strengthening of the US dollar, an increase in market risk exposures and an increase in certain balance sheet positions in line with the Group’s business plan. The Group’s shareholders’ equity as of March 31, 2005, increased to CHF 38.5 billion from CHF 36.3 billion as of December 31, 2004. At the Annual General Meeting on April 29, 2005, the Board of Directors proposed a dividend of CHF 1.50 per share and the launch of a share repurchase program for a value of up to CHF 6 billion. Both proposals were approved.

Compared to December 31, 2004, Winterthur improved its capital position, reporting shareholders’ equity of CHF 8.5 billion as of March 31, 2005, an increase of CHF 0.3 billion. Winterthur’s solvency position improved, with its consolidated EU solvency ratio increasing to 192% as of December 31, 2004, from 168% as of December 31, 2003.

Net new assets

The Group reported net new assets of CHF 15.4 billion in the first quarter of 2005, an increase of CHF 11.9 billion compared to the fourth quarter of 2004. Double-digit growth rates in asset gathering in key Asian and European markets contributed to net new assets of CHF 7.0 billion in Private Banking, while Wealth & Asset Management reported net new assets of CHF 5.1 billion, due mainly to corporate and client cash inflows as well as inflows related to the launch of a new real estate fund in Europe. As of March 31, 2005, the Group’s total assets under management amounted to CHF 1,271.6 billion, an increase of 4.2% compared to December 31, 2004.

Credit Suisse Group structure

Credit Suisse Group comprises three divisions with six reporting segments: Credit Suisse, including the segments Private Banking and Corporate & Retail Banking; Credit Suisse First Boston, including the segments Institutional Securities and Wealth & Asset Management; and Winterthur, including the segments Life & Pensions and Non-Life.

The organizational chart presented below reflects the legal entity, division and segment structure that will be operational as of May 16, 2005. The Credit Suisse legal entity will comprise the former Credit Suisse First Boston bank and the former Credit Suisse bank, which will be merged on May 13, 2005. The merger of these Swiss legal entities constitutes the first step towards the creation of an integrated organization.

It is planned that the merged bank will combine the Credit Suisse and Credit Suisse First Boston divisions in 2006 in order to better address client needs in a rapidly changing market environment. The objective of the new integrated bank is to operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs. The new integrated bank will be structured along three lines of business. Private Client Services will include those activities geared toward private clients. Corporate & Investment Banking will include the products and services provided to corporate and investment banking clients. Asset Management will include asset management products and services.

The following table sets forth an overview of segment results:
1Q2005, in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

Net revenues	1,912	860	3,842	936	6,610	3,049	(147)	17,062

Policyholder benefits, claims and dividends	–	–	–	–	5,980	2,125	0	8,105
Provision for credit losses	3	(19)	(19)	0	(1)	0	0	(36)

Total benefits, claims and credit losses	3	(19)	(19)	0	5,979	2,125	0	8,069

Insurance underwriting, acquisition and administration expenses	–	–	–	–	404	652	3	1,059
Banking compensation and benefits	600	308	2,070	267	–	–	51	3,296
Other expenses	460	221	936	331	23	46	(226)	1,791

Total operating expenses	1,060	529	3,006	598	427	698	(172)	6,146

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	849	350	855	338	204	226	25	2,847

Income tax expense	156	75	216	42	68	68	5	630
Minority interests, net of tax	8	1	111	161	10	14	(4)	301

Income from continuing operations before cumulative effect of accounting changes	685	274	528	135	126	144	24	1,916

Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	(19)	(1)	(20)
Cumulative effect of accounting changes, net of tax	0	0	12	0	0	0	2	14

Net income	685	274	540	135	126	125	25	1,910

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group

in CHF m, except where indicated	31.03.05	31.12.04	31.03.05	31.12.04	31.03.05	31.12.04

Risk-weighted positions	96,536	89,630	93,277	84,739	202,943	187,775
Market risk equivalents	2,164	1,952	9,306	7,816	12,336	11,474

Risk-weighted assets	98,700	91,582	102,583	92,555	215,279	199,249

Tier 1 capital	8,397	8,132	11,464	11,159	26,022	24,596
of which non-cumulative perpetual preferred securities	0	0	1,025	1,005	2,147	2,118

Tier 1 ratio	8.5%	8.9%	11.2%	12.1%	12.1%	12.3%

Total capital	11,227	11,027	19,936	19,579	33,847	33,121
Total capital ratio	11.4%	12.0%	19.4%	21.2%	15.7%	16.6%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.1 billion (December 31, 2004: CHF 2.1 bn) of equity from special purpose entities, which are deconsolidated under FIN 46R, and that Credit Suisse First Boston may include CHF 6.0 billion (December 31, 2004: CHF 5.7 billion) of such equity as Tier 1 capital.

The following table sets forth details of assets under management and client assets:
in CHF bn	31.03.05	31.12.04	Change in % from 31.12.04

Private Banking
Assets under management	564.3	539.1	4.7
Client assets	596.1	569.4	4.7

Corporate & Retail Banking
Assets under management	54.5	53.9	1.1
Client assets	102.3	102.1	0.2

Institutional Securities
Assets under management	16.1	15.2	5.9
Client assets	104.5	95.1	9.9

Wealth & Asset Management
Assets under management 1)	492.0	472.9	4.0
Client assets	508.9	488.9	4.1

Life & Pensions
Assets under management	119.5	115.5	3.5
Client assets	119.5	115.5	3.5

Non-Life
Assets under management	25.2	24.1	4.6
Client assets	25.2	24.1	4.6

Credit Suisse Group
Discretionary assets under management	620.7	595.8	4.2
Advisory assets under management	650.9	624.9	4.2

Total assets under management	1,271.6	1,220.7	4.2

Total client assets	1,456.5	1,395.1	4.4

The following table sets forth details of net new assets:
in CHF bn	1Q2005	4Q2004	1Q2004

Private Banking	7.0	3.9	10.8
Corporate & Retail Banking	1.0	0.6	0.9
Institutional Securities	(0.5)	0.2	1.8
Wealth & Asset Management 1)	5.1	0.2	0.0
Life & Pensions	2.8	(1.4)	2.1

Credit Suisse Group	15.4	3.5	15.6

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results, in which such assets are included.

Risk Management

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), increased 6% in the first quarter of 2005 compared with the previous quarter. The increase was mainly due to higher risk exposures at Credit Suisse First Boston and the strengthening of the US dollar. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the trading book of Credit Suisse First Boston increased by 22% during the first quarter of 2005 due to more active position taking in the mortgage and asset-backed securities markets. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of credit provisions of CHF 36 million for the first quarter of 2005.

Economic Risk Capital trends

Credit Suisse Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Credit Suisse Group assigns ERC for position risk, operational risk and business risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Over the course of the first quarter of 2005, Credit Suisse Group’s 1-year, 99% position risk ERC increased by 6%, mainly due to higher commercial real estate, asset-backed securities and OTC equity derivative positions at Credit Suisse First Boston and the strengthening of the US dollar.

At the end of the first quarter of 2005, 51% of the Group’s position risk ERC was with Credit Suisse First Boston, 32% with Winterthur, 15% with Credit Suisse and 2% with the Corporate Center.

Trading risks

Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment of Credit Suisse First Boston and – to a lesser extent – the trading activities of Credit Suisse. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk for Credit Suisse First Boston, Credit Suisse and Credit Suisse Group on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse First Boston’s average 1-day, 99% VaR in the first quarter of 2005 was CHF 63 million, compared to CHF 53 million during the fourth quarter of 2004. In US dollar terms, Credit Suisse First Boston’s average 1-day, 99% VaR was USD 54 million during the first quarter 2005, compared to USD 45 million during the fourth quarter of 2004. The increase in average VaR was due to an increase in exposure in the mortgage and asset-backed securities markets as a result of engaging in additional market opportunities during the quarter.

Credit Suisse’ average 1-day, 99% VaR in the first quarter of 2005 was CHF 11 million, compared to CHF 10 million during the fourth quarter of 2004. The increase in average VaR was due to an increase in the average equity risk. The VaR development during the quarter was characterized by a reduction towards the end of the quarter due to a decrease in the inventory positions in alternative investment products.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse First Boston had no backtesting exceptions during the first quarter of 2005 (and one backtesting exception in the last twelve months). The histogram entitled “Frequency of trading revenue for Credit Suisse First Boston” compares the distribution of daily backtesting profit and loss during the first quarter of 2005 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure

Credit Suisse Group’s total gross loan exposure grew 4% as of March 31, 2005 compared to December 31, 2004, with the increase concentrated at Credit Suisse.

Compared to December 31, 2004 non-performing loans and total impaired loans at Credit Suisse Group declined 10% as of March 31, 2005. The decline in non-performing loans and total impaired loans in the first quarter of 2005 was largely attributed to reductions at Credit Suisse where non-performing loans declined 10% and total impaired loans were 11% lower. Credit Suisse First Boston reported a small reduction in non-performing and total impaired loans, while Winterthur reported small increases.

During the first quarter of 2005, the Group recorded a net release of provisions for credit losses amounting to CHF 36 million, compared to a net release of CHF 127 million recorded in the fourth quarter of 2004. Presented in the accompanying tables are the additions, releases and recoveries included in determining the allowance for loan losses.

Coverage of non-performing loans and total impaired loans by valuation allowances at Credit Suisse Group improved at the end of the first quarter of 2005 compared to the end of the fourth quarter 2004, as coverage improved for Credit Suisse and Credit Suisse First Boston, but declined slightly at Winterthur.

The following table sets forth the Group's risk profile, using ERC as the common risk denominator:
		Change in % from		Change Analysis: Brief Summary

in CHF m	31.03.05	31.12.04	31.03.04	31.03.05 vs 31.12.04

Interest Rate, Credit Spread ERC & Foreign Exchange ERC	4,519	7	(5)	Increase in interest rate risk at Winterthur, partially offset by lower foreign exchange risks at Credit Suisse First Boston
Equity Investment ERC	3,468	18	(3)	Increase at Credit Suisse First Boston due to higher equity trading risk in OTC equity derivatives
Swiss & Retail Lending ERC	1,660	1	(9)	No material change
International Lending ERC & Counterparty ERC	2,192	0	(10)	Lower lending risks associated with syndications in USD terms at Credit Suisse First Boston, fully offset by the impact of the higher USD exchange rate
Emerging Markets ERC	1,877	(6)	2	Decrease at Credit Suisse First Boston due to lower risk exposures in Brazil and Turkey
Real Estate ERC & Structured Asset ERC 1)	4,008	11	22	Increase at Credit Suisse First Boston due to higher commercial real estate risk and higher asset-backed securities positions
Insurance Underwriting ERC	846	6	25	Increase related to revised assessment of risks in discontinued operations

Simple sum across risk categories	18,570	7	1

Diversification benefit	(5,954)	9	(2)

Total Position Risk ERC	12,616	6	2

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2004, which is available on the website: www.credit-suisse.com/annualreport2004. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

The following table sets forth the trading-related market risk exposure for Credit Suisse, Credit Suisse First Boston and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR:
	1Q2005						4Q2004

in CHF m	Minimum		Maximum		Average	31.03.05	Minimum		Maximum		Average	31.12.04

Credit Suisse
Interest rate & credit spread	3.6		6.7		4.7	5.1	3.3		9.2		4.7	4.5
Foreign exchange rate	1.4		5.5		2.4	2.5	1.9		4.7		2.8	3.8
Equity	4.7		19.3		8.3	6.0	5.2		9.6		6.9	9.5
Commodity	0.8		3.0		1.4	2.5	0.4		1.4		0.7	1.4
Diversification benefit	–	1)	–	1)	(6.1)	(7.9)	–	1)	–	1)	(4.9)	(6.4)

Total	6.6		20.5		10.7	8.2	6.8		13.9		10.2	12.8

Credit Suisse First Boston
Interest rate & credit spread	44.9		73.1		60.2	55.9	37.6		54.8		46.1	44.6
Foreign exchange rate	9.4		29.4		19.4	10.9	8.6		26.3		15.9	18.2
Equity	21.7		50.4		31.7	37.1	21.6		45.3		31.3	35.4
Commodity	0.2		2.9		1.0	1.6	0.2		0.5		0.3	0.4
Diversification benefit	–	1)	–	1)	(49.4)	(38.5)	–	1)	–	1)	(40.6)	(39.5)

Total	53.6		74.9		62.9	67.0	40.9		71.0		53.0	59.1

Credit Suisse Group 2)
Interest rate & credit spread	58.9		64.7		61.7	58.9	38.6		46.8		44.1	46.8
Foreign exchange rate	12.2		23.5		18.5	12.2	10.9		19.4		16.2	19.4
Equity	23.8		37.5		29.1	37.5	23.6		39.2		30.7	39.2
Commodity	0.8		2.5		1.6	2.5	0.6		1.0		0.7	1.0
Diversification benefit	–	1)	–	1)	(45.4)	(42.1)	–	1)	–	1)	(38.7)	(43.5)

Total	63.5		69.0		65.5	69.0	41.8		62.9		53.0	62.9

Represents 10-day VaR scaled to a 1-day holding period.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
2) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse.

The following table sets forth the gross loan exposure:
	Credit Suisse		Credit Suisse First Boston		Winterthur		Credit Suisse Group

in CHF m	31.03.05	31.12.04	31.03.05	31.12.04	31.03.05	31.12.04	31.03.05	31.12.04

Consumer loans:
Mortgages	68,454	67,119	0	0	8,290	8,485	76,744	75,604
Loans collateralized by securities	15,425	15,018	0	0	4	4	15,429	15,022
Other	2,250	2,319	746	540	0	0	2,995	2,859

Consumer loans	86,129	84,456	746	540	8,294	8,489	95,168	93,485

Corporate loans:
Real estate	26,456	26,135	578	613	1,348	1,376	28,382	28,124
Commercial & industrial loans	36,633	33,126	14,216	13,501	1,362	958	52,211	47,585
Loans to financial institutions	7,111	6,279	5,987	5,351	2,084	2,096	15,182	13,726
Governments and public institutions	1,931	1,898	250	402	2,107	2,101	4,287	4,401

Corporate loans	72,131	67,438	21,031	19,867	6,901	6,531	100,062	93,836

Loans, gross	158,260	151,894	21,777	20,407	15,195	15,020	195,230	187,321

(Unearned income)/deferred expenses, net	136	142	(33)	(32)	7	5	110	116
Allowance for loan losses	(2,245)	(2,438)	(543)	(533)	(64)	(66)	(2,851)	(3,038)

Total loans, net	156,151	149,598	21,201	19,842	15,138	14,959	192,489	184,399

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio:
	Credit Suisse		Credit Suisse First Boston		Winterthur		Credit Suisse Group

in CHF m	31.03.05	31.12.04	31.03.05	31.12.04	31.03.05	31.12.04	31.03.05	31.12.04

Non-performing loans	1,334	1,481	221	268	37	22	1,593	1,771
Non-interest earning loans	1,127	1,259	9	9	13	14	1,149	1,281

Total non-performing loans	2,461	2,740	230	277	50	36	2,742	3,052

Restructured loans	5	95	37	17	5	5	47	117
Potential problem loans	1,012	1,077	353	355	67	71	1,432	1,503

Total other impaired loans	1,017	1,172	390	372	72	76	1,479	1,620

Total impaired loans, gross	3,478	3,912	620	649	122	112	4,221	4,672

Valuation allowances as % of
Total non-performing loans	91.2%	89.0%	236.1%	192.4%	128.0%	183.3%	104.0%	99.5%
Total impaired loans	64.5%	62.3%	87.6%	82.1%	52.5%	58.9%	67.5%	65.0%

The following table sets forth the movements in the provisions for credit losses:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	1Q2005	4Q2004	1Q2004	1Q2005	4Q2004	1Q2004	1Q2005	4Q2004	1Q2004	1Q2005	4Q2004	1Q2004

Balance beginning of period	2,438	2,515	3,113	533	774	1,383	66	72	150	3,038	3,361	4,646

New provisions	65	69	127	19	62	38	1	7	0	85	138	165
Releases of provisions	(81)	(77)	(63)	(41)	(184)	(67)	(3)	(11)	(1)	(125)	(271)	(131)

Net additions charged to income statement	(16)	(8)	64	(22)	(122)	(29)	(2)	(4)	(1)	(40)	(133)	34

Gross write-offs	(190)	(75)	(306)	(33)	(53)	(210)	0	(3)	(74)	(223)	(133)	(590)
Recoveries	9	6	6	14	5	5	0	0	0	23	11	11

Net write-offs	(181)	(69)	(300)	(19)	(48)	(205)	0	(3)	(74)	(200)	(122)	(579)

Allowances acquired	0	0	0	0	(24)	0	0	0	0	0	(24)	0
Provisions for interest	(2)	12	10	19	21	13	0	0	0	17	33	24
Foreign currency translation impact and other adjustments, net	6	(12)	17	32	(68)	37	0	1	11	36	(77)	64

Balance end of period	2,245	2,438	2,904	543	533	1,199	64	66	86	2,851	3,038	4,189

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF 4 million, CHF 6 million and CHF 0 million for 1Q2005, 4Q2004 and 1Q2004, respectively.

Private Banking

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

Private Banking reported a strong result for the first quarter of 2005. One of the drivers was a recovery in client activity compared to the second half of 2004.

In the course of the expansion of its presence in Asia, Private Banking opened an office in Bangkok, Thailand, in March 2005. The new office will serve as a point of contact for international clients. Private Banking’s new branch in Dubai, United Arab Emirates, started business on April 1, 2005.

In the first quarter of 2005, Private Banking reported net income of CHF 685 million, which was virtually unchanged compared to CHF 681 million in the first quarter of 2004; however, it represents an increase of CHF 69 million, or 11%, compared to the fourth quarter of 2004.

Net revenues amounted to CHF 1,912 million in the first quarter of 2005, almost unchanged versus the first quarter of 2004. Compared to the previous quarter, net revenues increased by CHF 195 million, or 11%. Net interest income benefited primarily from dividend income from the own equity portfolio. This was offset by the lower ex-dividend value of the own equity trading portfolio reported in trading revenues. However, strong income from trading execution had a positive impact on trading revenues. Commissions and fees amounted to CHF 1,209 million, which was CHF 83 million, or 6%, below the first quarter of 2004, due to reduced brokerage fees and product sales. Compared to the previous quarter, however, commissions and fees increased by CHF 60 million, or 5%, driven mainly by increased brokerage fees due to higher client activity.

Total operating expenses amounted to CHF 1,060 million in the first quarter of 2005, CHF 13 million, or 1%, below the first quarter of 2004. Compared to the fourth quarter of 2004, operating expenses increased by CHF 67 million, or 7%, due mainly to an increase in performance-related compensation accruals reflecting the better result. Other expenses were CHF 460 million, which is below the first quarter of 2004, reflecting ongoing cost containment.

The cost/income ratio stood at 55.4% in the first quarter of 2005, 0.1 percentage points above the corresponding period in 2004. However, compared to the previous quarter, the cost/income ratio improved by 2.4 percentage points.

Private Banking’s gross margin stood at 137.7 basis points in the first quarter of 2005, which is 8.6 basis points below the first quarter of 2004 but well above Private Banking’s mid-term target of 130 basis points. Compared to the previous quarter, the gross margin improved by 9.5 basis points due to a substantial increase in underlying revenues.

Private Banking reported a net new asset inflow of CHF 7.0 billion for the first quarter of 2005, which represents an annualized growth rate of 5.2%. Strategic key markets in Asia and Europe reported double-digit growth rates in asset gathering.

Assets under management benefited from higher equity markets as well as from the strengthening of the US dollar and stood at CHF 564.3 billion at the end of the first quarter of 2005, up CHF 25.2 billion, or 5%, compared to year-end 2004.

The following table presents the results of the Private Banking segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Net interest income	514	436	411	18	25

Commissions and fees	1,209	1,149	1,292	5	(6)
Trading revenues including realized gains/(losses) from investment securities, net	169	113	181	50	(7)
Other revenues	20	19	56	5	(64)

Total noninterest revenues	1,398	1,281	1,529	9	(9)

Net revenues	1,912	1,717	1,940	11	(1)

Provision for credit losses	3	(2)	6	–	(50)

Compensation and benefits	600	446	582	35	3
Other expenses	460	546	493	(16)	(7)
Restructuring charges	0	1	(2)	(100)	–

Total operating expenses	1,060	993	1,073	7	(1)

Income from continuing operations before taxes and minority interests	849	726	861	17	(1)

Income tax expense	156	105	175	49	(11)
Minority interests, net of tax	8	5	5	60	60

Net income	685	616	681	11	1

The following table presents key information of the Private Banking segment:
	1Q2005	4Q2004	1Q2004

Cost/income ratio	55.4%	57.8%	55.3%

Gross margin	137.7 bp	128.2 bp	146.3 bp
of which asset-driven	82.8 bp	84.1 bp	81.7 bp
of which transaction-driven	49.4 bp	39.2 bp	56.8 bp
of which other	5.5 bp	4.9 bp	7.8 bp
Net margin	49.9 bp	46.4 bp	51.8 bp

Net new assets in CHF bn	7.0	3.9	10.8

Average allocated capital in CHF m	3,591	3,353	3,228

The following table outlines selected balance sheet and other data of the Private Banking segment:
	31.03.05	31.12.04	Change in % from 31.12.04

Assets under management in CHF bn	564.3	539.1	5

Total assets in CHF bn	207.5	188.7	10

Number of employees (full-time equivalents)	12,555	12,342	2

Corporate & Retail Banking

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking reported a strong result in the first quarter of 2005 and further improved its return on average allocated capital.

To support its strategic aim of achieving further growth in the Swiss residential mortgage business, Corporate & Retail Banking intensified its marketing activities. In the first quarter of 2005, Corporate & Retail Banking reported a growth rate of 8.7% (annualized) in residential mortgage volumes, which was again well above market growth. Corporate & Retail Banking recorded net income of CHF 274 million in the first quarter of 2005. This represents an increase of CHF 85 million, or 45%, compared to the corresponding period of last year and of CHF 17 million, or 7%, compared to the previous quarter. This result mainly reflects sound revenues, a seasonally low cost base as well as a net release of provisions for credit losses.

Net revenues in the first quarter of 2005 amounted to CHF 860 million, up CHF 73 million, or 9%, compared to the corresponding period of 2004. This growth in net revenues was mainly driven by a strong trading result as well as by higher commission and fee income. These improvements more than offset the decline in net interest income of CHF 29 million, or 5%, reflecting higher hedging costs as well as margin pressure in the Swiss market.

Provisions for credit losses in the first quarter of 2005 resulted in a net release of CHF 19 million, compared to net provisions of CHF 48 million in the corresponding period of last year. The net release in the first quarter of 2005 reflects an ongoing favorable credit environment requiring a low level of new provisions. Total impaired loans declined from CHF 3.7 billion at the end of December 2004 to CHF 3.2 billion at the end of March 2005.

Total operating expenses amounted to CHF 529 million in the first quarter of 2005. The increase of CHF 35 million, or 7%, compared to the same period of the previous year and of CHF 52 million, or 11%, compared to the prior quarter, was driven mainly by higher performance-related compensation accruals reflecting the better result. Other expenses decreased by CHF 50 million or 18% compared to the previous quarter.

Corporate & Retail Banking achieved a return on average allocated capital of 22.4%, which is an improvement of 7.3 percentage points compared to the corresponding period of the previous year and an improvement of 1.6 percentage points compared to the previous quarter.

The segment’s cost/income ratio stood at 61.5%, an improvement of 1.3 percentage points compared to the first quarter of 2004 but 2.1 percentage points above the previous quarter.

The following table presents the results of the Corporate & Retail Banking segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Net interest income	507	497	536	2	(5)

Commissions and fees	224	210	208	7	8
Trading revenues including realized gains/(losses) from investment securities, net	101	41	23	146	339
Other revenues	28	55	20	(49)	40

Total noninterest revenues	353	306	251	15	41

Net revenues	860	803	787	7	9

Provision for credit losses	(19)	(6)	48	217	–

Compensation and benefits	308	206	275	50	12
Other expenses	221	271	219	(18)	1

Total operating expenses	529	477	494	11	7

Income from continuing operations before taxes and minority interests	350	332	245	5	43

Income tax expense	75	74	56	1	34
Minority interests, net of tax	1	1	0	0	–

Net income	274	257	189	7	45

The following table presents key information of the Corporate & Retail Banking segment:
	1Q2005	4Q2004	1Q2004

Cost/income ratio	61.5%	59.4%	62.8%

Net new assets in CHF bn	1.0	0.6	0.9

Return on average allocated capital	22.4%	20.8%	15.1%
Average allocated capital in CHF m	4,914	4,956	5,001

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:
	31.03.05	31.12.04	Change in % from 31.12.04

Assets under management in CHF bn	54.5	53.9	1

Total assets in CHF bn	102.9	99.5	3

Mortgages in CHF bn	63.6	63.0	1

Other loans in CHF bn	25.2	23.7	6

Number of branches	214	214	0

Number of employees (full-time equivalents)	8,297	8,314	0

Institutional Securities

Institutional Securities provides financial advisory, lending and capital raising services, as well as sales and trading for global users and suppliers.

Institutional Securities’ first-quarter 2005 net income decreased CHF 83 million to CHF 540 million compared with the first quarter 2004, primarily reflecting lower revenues relative to an exceptionally strong first quarter in the previous year. When measured in Swiss francs versus the first quarter 2004, net revenues were down 4%, while in US dollar terms, net revenues were up 1%. Compared to the fourth quarter of 2004, net income increased CHF 271 million, reflecting a 32% increase in net revenues and a 14% increase in total operating expenses.

Due to the continued favorable credit environment during the first quarter 2005, provisions for credit losses amounted to a net release of CHF 19 million. This compares to a net release of CHF 21 million in the first quarter 2004 and a net release of CHF 118 million in the fourth quarter 2004, which benefited from a significant recovery related to the sale of an impaired loan. Compared to December 31, 2004, total impaired loans decreased CHF 29 million to CHF 620 million, and valuation allowances as a percentage of total impaired loans increased 5.5 percentage points to 87.6% as of March 31, 2005.

Total operating expenses of CHF 3,006 million were CHF 92 million, or 3%, lower than in the first quarter of 2004. Compensation expenses decreased 8%, or CHF 181 million, in the first quarter of 2005, reflecting lower performance-related costs, partially offset by increased salaries and benefits relating to higher headcount, severance costs of CHF 58 million and higher costs related to deferred compensation plans. Other expenses increased 11% to CHF 936 million, primarily reflecting higher commission expenses, professional fees and litigation provisions. Total operating expenses were up 14% compared to the fourth quarter of 2004, reflecting a 29% increase in compensation expenses and a 10% decrease in other expenses.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. First-quarter 2005 investment banking results declined 25% when compared with the first quarter 2004, mainly as a result of decreases in debt and equity underwriting as well as a small decline in advisory fees.

Debt underwriting revenues of CHF 306 million decreased 23% from the first quarter 2004 due primarily to lower results in asset-backed securities and commercial structured products. The asset-backed securities environment was highly competitive in the quarter and resulted in fee spread compression relative to the first quarter of the previous year. In addition, first-quarter 2004 commercial structured products results were particularly strong. Leverage finance results were essentially flat from first-quarter 2004 levels despite an 18% industry-wide decline in global high-yield debt issuance. For the first quarter of 2005, Institutional Securities was ranked third in global high-yield new issuances. First-quarter 2005 investment grade capital markets revenues increased despite a significantly lower industry market share ranking, which reflected a change in client focus and strategy in this business. Global industry volume for investment grade debt issuance was unchanged compared to the first quarter 2004.

Equity underwriting revenues in the first quarter of 2005 decreased 43% compared to the first quarter of 2004 to CHF 138 million. This decrease reflected a 14% industry-wide decline in the volume of new equity issuances and strong first-quarter 2004 results. Similarly, equity underwriting revenues decreased 31% compared to the fourth quarter of 2004 primarily due to a decline in industry-wide new issuances. Institutional Securities increased its market share to rank second in global IPOs in the first quarter 2005, with key transactions for the quarter including the Premiere AG IPO (the largest media IPO in German history), the AFK Sistema IPO (the largest Russian IPO in history) and the Huntsman IPO and convertible offering (the largest US IPO by a chemicals sector issuer on record).

First-quarter 2005 advisory and other fees of CHF 183 million decreased 9% compared to the first quarter of 2004 and 15% compared to the fourth quarter of 2004, due in part to lower announced transaction volumes in 2004 and in part to the timing of fees. Institutional Securities increased its global mergers and acquisitions market share based on announced transaction dollar volume to number six in the first quarter of 2005 from number eleven for the full year 2004. Institutional Securities advised on five of the top ten announced transactions in the first quarter 2005 — the sale of SunGard Data Systems to a group of private investment firms (the largest leveraged buyout since 1989), the sale of AT&T to SBC Communications, Federated Department Stores’ acquisition of May Department Stores, the sale of Gecina to Metrovacesa (the largest European real estate transaction on record) and the sale of Toys ‘R’ Us to a private investor group (the largest retail leveraged buyout in history).

Total trading revenues include fixed income and equity sales and trading. Total trading revenues for the first quarter of 2005 decreased CHF 122 million, or 4%, compared to an exceptionally strong first quarter of 2004. This slight decline primarily reflects weaker equity trading results, particularly in risk taking and positioning and in the convertibles business due to low volatility levels. Institutional Securities’ first quarter 2005 average daily VaR was CHF 63 million, down from CHF 66 million in the first quarter 2004 and up from CHF 53 million in the fourth quarter 2004.

Fixed income trading generated revenues of CHF 1,926 million in the first quarter of 2005, an increase of 3% from the strong first quarter 2004. The increase primarily reflects improved results in emerging markets trading, asset-backed securities and commercial and residential structured products, partially offset by weaker results in risk taking and positioning and leverage finance. Structured products results increased as a result of improved origination, distribution and trading conditions in local markets. Leverage finance results were down primarily due to lower volumes in the US high-yield market and spread compression. Effective January 1, 2005, Institutional Securities enhanced its estimates of fair value of over-the counter (OTC) derivatives to bring them closer to how the dealer market prices such contracts. Specifically, the valuations were enhanced to take into account better market data regarding counterparty credit exposure and to remove certain administrative cost adjustments that are no longer an element of OTC derivative pricing. This change in estimate resulted in a CHF 125 million adjustment to the valuation of OTC derivatives, which increased revenues for the first quarter 2005. Compared to the fourth quarter 2004, fixed income trading increased substantially by 51%, due to strong performances in emerging markets trading, commercial and residential structured products, interest rate products and the above-mentioned enhancements in fair value estimates, partially offset by weaker results in treasury products.

Equity trading revenues decreased 16% to CHF 926 million in the first quarter of 2005 compared to the first quarter 2004. This decline reflects weaker revenues in the convertibles business due to low volatility, lower risk taking and positioning results and weaker equity derivatives results. These declines were partially offset by improved revenues in prime services, driven primarily by business growth. The prime services business continued to gain momentum by adding valuable client mandates and by advancing in Global Custodian magazine’s annual Prime Brokerage survey to the number two position among all prime brokers, up from number eight in 2004, with twenty “best-in-class” awards. In addition, activity in the Latin America equity cash business was higher as a result of an increase in client-driven activity. Institutional Securities continued to provide more clients with advanced execution services, which includes its award-winning algorithmic trading platform, resulting in an increased revenue contribution. Equity trading revenues increased 12%, or CHF 98 million, compared to the fourth quarter of 2004, primarily due to stronger revenues in equity derivatives and prime services.

Other (including loan portfolio) revenues of CHF 363 million in the first quarter of 2005 increased 98% from the first quarter 2004 due to an increase in gains on private equity-related investments managed separately from Alternative Capital and higher minority interest revenues.

The following table presents the results of the Institutional Securities segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Net interest income	909	827	1,042	10	(13)

Investment banking	627	718	840	(13)	(25)
Commissions and fees	679	649	763	5	(11)
Trading revenues including realized gains/(losses) from investment securities, net	1,345	626	1,248	115	8
Other revenues	282	86	104	228	171

Total noninterest revenues	2,933	2,079	2,955	41	(1)

Net revenues	3,842	2,906	3,997	32	(4)

Provision for credit losses	(19)	(118)	(21)	(84)	(10)

Compensation and benefits	2,070	1,600	2,251	29	(8)
Other expenses	936	1,039	847	(10)	11

Total operating expenses	3,006	2,639	3,098	14	(3)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	855	385	920	122	(7)

Income tax expense	216	130	257	66	(16)
Minority interests, net of tax	111	(14)	40	–	178

Income from continuing operations before cumulative effect of accounting changes	528	269	623	96	(15)

Cumulative effect of accounting changes, net of tax	12	0	0	–	–

Net income	540	269	623	101	(13)

The following table presents the revenue details of the Institutional Securities segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Debt underwriting	306	303	397	1	(23)
Equity underwriting	138	199	243	(31)	(43)

Underwriting	444	502	640	(12)	(31)

Advisory and other fees	183	216	200	(15)	(9)

Total investment banking	627	718	840	(13)	(25)

Fixed income	1,926	1,278	1,869	51	3
Equity	926	828	1,105	12	(16)

Total trading	2,852	2,106	2,974	35	(4)

Other (including loan portfolio)	363	82	183	343	98

Net revenues	3,842	2,906	3,997	32	(4)

The following table presents key information of the Institutional Securities segment:
	1Q2005	4Q2004	1Q2004

Cost/income ratio	78.2%	90.8%	77.5%

Compensation/revenue ratio	53.9%	55.1%	56.3%

Pre-tax margin	22.3%	13.2%	23.0%

Return on average allocated capital	20.5%	10.3%	25.6%
Average allocated capital in CHF m	10,518	10,485	9,726

Other data excluding minority interests
Cost/income ratio 1) 2)	80.6%	90.4%	78.3%

Compensation/revenue ratio 1)	55.5%	54.8%	56.9%

Pre-tax margin 1) 2)	19.9%	13.7%	22.2%

1) Excluding CHF 111 million, CHF -13 million and CHF 40 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
2) Excluding CHF 0 million, CHF 1 million and CHF 0 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in expenses associated with minority interests relating to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:
	31.03.05	31.12.04	Change in % from 31.12.04

Total assets in CHF bn	760.0	707.9	7

Number of employees (full-time equivalents)	16,626	16,498	1

Wealth & Asset Management

Wealth & Asset Management offers international asset management services to institutional, mutual fund and private investors, provides advisory services for, and invests in, alternative investment vehicles including private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 135 million for the first quarter of 2005, a decrease of CHF 1 million compared to the first quarter of 2004. When measured in Swiss francs versus the first quarter of 2004, net revenues were up 8%, while in US dollar terms, net revenues were up 14%. Net income increased CHF 72 million compared to the fourth quarter 2004. The fourth quarter included severance costs of CHF 88 million associated with the announced changes in the structure of Alternative Capital.

Wealth & Asset Management’s first-quarter of 2005 net revenues were CHF 936 million, a 8% increase from the first quarter of 2004. Revenues before investment-related gains decreased 1% to CHF 667 million compared to the first quarter of 2004, primarily due to lower revenues from Credit Suisse Asset Management and Private Client Services, offset in part by an increase in fees from Alternative Capital driven by higher placement fees in the private funds business.

First-quarter of 2005 investment-related gains decreased 17% compared to the first quarter of 2004, to CHF 105 million reflecting gains from the sale of private equity investments and an increase in interest costs associated with carrying the investment portfolio.

Minority interest revenues, arising from investments that are required to be consolidated under accounting rules (FIN 46R), increased CHF 96 million in the first quarter of 2005 to CHF 164 million compared to the first quarter of 2004.

Compared with the first quarter of 2004, total operating expenses decreased by 4%, or CHF 26 million, reflecting lower other expenses and lower compensation expenses. Compensation expenses in the first quarter of 2005 included severance costs of CHF 7 million.

Wealth & Asset Management had an inflow of net new assets of CHF 5.4 billion during the quarter due to inflows of CHF 3.2 billion in Private Client Services as a result of corporate and client cash inflows, inflows of CHF 1.6 billion in Credit Suisse Asset Management, primarily due to the launch of a new real estate fund in Europe, and inflows of CHF 0.6 billion in Alternative Capital. Assets under management as of March 31, 2005, of CHF 502.3 billion increased by 4% compared to December 31, 2004, due to foreign currency exchange rate movements, net new asset inflows and positive market performance, partially offset by the divestment of a fund in Alternative Capital.

The following table presents the results of the Wealth & Asset Management segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Net interest income	18	14	19	29	(5)

Asset management and administrative fees	620	659	634	(6)	(2)
Trading revenues including realized gains/(losses) from investment securities, net	49	37	43	32	14
Other revenues	249	318	170	(22)	46

Total noninterest revenues	918	1,014	847	(9)	8

Net revenues	936	1,028	866	(9)	8

Compensation and benefits	267	352	277	(24)	(4)
Other expenses	331	323	347	2	(5)
of which commission and distribution expenses	186	161	223	16	(17)
of which intangible asset impairment	0	5	0	(100)	–

Total operating expenses	598	675	624	(11)	(4)

Income from continuing operations before taxes and minority interests	338	353	242	(4)	40

Income tax expense	42	38	38	11	11
Minority interests, net of tax	161	252	68	(36)	137

Net income	135	63	136	114	(1)

The following table presents the revenue details of the Wealth & Asset Management segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Credit Suisse Asset Management	471	473	483	0	(2)
Alternative Capital	132	213	117	(38)	13
Private Client Services	64	66	72	(3)	(11)
Other	0	1	(1)	(100)	–

Total before investment-related gains	667	753	671	(11)	(1)

Investment-related gains 1)	105	19	127	453	(17)

Net revenues before minority interests	772	772	798	0	(3)

Minority interest revenues 2)	164	256	68	(36)	141

Net revenues	936	1,028	866	(9)	8

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
2) Reflects minority interest revenues relating to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:
	1Q2005	4Q2004	1Q2004

Cost/income ratio	63.9%	65.7%	72.1%

Compensation/revenue ratio	28.5%	34.2%	32.0%

Pre-tax margin	36.1%	34.3%	27.9%

Return on average allocated capital	44.2%	23.1%	48.8%
Average allocated capital in CHF m	1,221	1,089	1,115

Net new assets in CHF bn
Credit Suisse Asset Management 1)	1.6	(3.2)	(0.5)
Alternative Capital	0.6	1.1	0.7
Private Client Services	3.2	1.9	0.4

Total net new assets	5.4	(0.2)	0.6

Other data excluding minority interests
Cost/income ratio 2) 3)	77.1%	86.9%	78.2%

Compensation/revenue ratio 2)	34.6%	45.6%	34.7%

Pre-tax margin 2) 3)	22.9%	13.1%	21.8%

1) Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 164 million, CHF 256 million and CHF 68 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
3) Excluding CHF 3 million, CHF 4 million and CHF 0 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in expenses associated with minority interests relating to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:
in CHF bn	31.03.05	31.12.04	Change in % from 31.12.04

Assets under management
Credit Suisse Asset Management 1)	401.6	386.7	4
Alternative Capital	38.5	36.6	5
Private Client Services	62.2	59.1	5

Total assets under management	502.3	482.4	4

of which advisory	176.7	169.2	4
of which discretionary	325.6	313.2	4

Active private equity investments	1.3	1.1	18

Number of employees (full-time equivalents)	2,975	2,981	0

1) Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Life & Pensions

Life & Pensions offers life insurance and pension solutions to private and corporate clients in Switzerland and selected markets in Europe and Asia through multiple distribution channels.

In the first quarter of 2005, Life & Pensions reported net income of CHF 126 million, down 9% from a net income of CHF 139 million in the first quarter of 2004. This decline was primarily attributable to lower investment income from net realized gains, partially offset by improvements in the underlying business.

Total business volume increased 7% compared to the corresponding period of the previous year. Growth in the first quarter of 2005 was primarily driven by a solid increase in gross premiums written of CHF 327 million, or 7%, to CHF 5.0 billion, which was mainly from Switzerland, Spain and Germany. Deposit business, which includes unit-linked business, grew by 5%, with significant growth in the Central and Eastern European, Swiss and German operations.

In the first quarter of 2005, the net investment return backing traditional life policies amounted to 5.3%, compared to 5.6% in the corresponding quarter of the previous year. Net current investment return remained stable at 3.8% but net realized gains decreased by 0.3 percentage points to 1.5%.

Dividends to policyholders in the first quarter of 2005 decreased CHF 47 million. The first quarter of 2005 reflected the policyholder’s share of the improved performance in the quarter, whereas the higher level of charges in the first quarter of 2004 was primarily due to the introduction of the legal quota in the Swiss group life business.

Insurance underwriting and acquisition expenses decreased slightly, by CHF 19 million, compared to the first quarter of 2004. Administration expenses increased CHF 22 million compared to the first quarter of 2004, which was due to the unusually low level of administration expenses in 2004. The expense ratio decreased by 0.3 percentage points to 6.3%.

The following table presents the results of the Life & Pensions segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Gross premiums written	4,968	1,944	4,641	156	7

Net premiums earned	4,938	1,936	4,612	155	7

Net investment income	1,542	1,840	1,581	(16)	(2)
Other revenues, including fees, and net revenues from deposit business	130	163	105	(20)	24

Net revenues	6,610	3,939	6,298	68	5

Policyholder benefits incurred	5,282	2,220	4,959	138	7
Investment income credited to policyholder account balances	324	743	270	(56)	20
Dividends to policyholders incurred	374	345	421	8	(11)
Provision for credit losses	(1)	(2)	(1)	(50)	0

Total benefits, dividends and credit losses	5,979	3,306	5,649	81	6

Insurance underwriting and acquisition expenses	145	100	164	45	(12)
Administration expenses	259	250	237	4	9
Other expenses	23	57	49	(60)	(53)
Restructuring charges	0	3	2	(100)	–

Total operating expenses	427	410	452	4	(6)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	204	223	197	(9)	4

Income tax expense	68	65	51	5	33
Minority interests, net of tax	10	4	7	150	43

Income from continuing operations before cumulative effect of accounting changes	126	154	139	(18)	(9)

Income/(loss) from discontinued operations, net of tax	0	(2)	(1)	(100)	–
Cumulative effect of accounting changes, net of tax	0	0	1	–	(100)

Net income	126	152	139	(17)	(9)

The following table presents key information of the Life & Pensions segment:
	1Q2005	4Q2004	1Q2004

Total business volume in CHF m 1)	6,463	3,958	6,067

Expense ratio 2)	6.3%	8.8%	6.6%

Return on average allocated capital	10.8%	12.1%	10.9%
Average allocated capital in CHF m	5,033	5,143	5,365

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

The following table outlines selected balance sheet and other data of the Life & Pensions segment:
	31.03.05	31.12.04	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn 1)	119.5	115.5	3

Technical provisions in CHF bn	113.9	110.5	3

Number of employees (full-time equivalents)	6,918	6,524	6

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

The following table presents the investment income of the Life & Pensions segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Net current investment income	991	949	1,002	4	(1)
of which backing traditional life policies	908	874	934	4	(3)
of which backing unit-linked liabilities general account	83	75	68	11	22
Realized gains/(losses), net	551	891	579	(38)	(5)
of which backing traditional life policies	378	306	447	24	(15)
of which backing unit-linked liabilities general account	173	585	132	(70)	31

Net investment income	1,542	1,840	1,581	(16)	(2)

Investment income separate account	137	219	9	(37)	–

The following table presents the investment return of the Life & Pensions segment:
	1Q2005	4Q2004	1Q2004

Net current investment return backing traditional life policies	3.8%	3.6%	3.8%
Realized gains/(losses) backing traditional life policies	1.5%	1.3%	1.8%

Net investment return backing traditional life policies	5.3%	4.9%	5.6%

Average assets backing traditional life policies in CHF bn	96.4	96.6	98.7

Non-Life

Non-Life provides non-life insurance products to private clients and small and medium-sized corporate clients in Switzerland, North America and certain markets in Europe.

In the first quarter of 2005, Non-Life reported net income of CHF 125 million, an increase of 21% compared to net income of CHF 103 million in the first quarter of 2004. This increase was driven primarily by further improvements in underwriting results and reduced charges for divested operations.

Net premiums earned decreased by CHF 85 million, or 3%, to CHF 2.7 billion in the first quarter of 2005 compared to the same quarter of the previous year. This decline was primarily due to a lower level of premiums financed through bonuses in the German health business, partially offset by premium growth in Switzerland.

In the first quarter of 2005, the net investment return decreased slightly to 5.0%. Net current investment return remained stable at 3.5%, and net realized gains decreased by 0.1 percentage points to 1.5%.

The combined ratio improved by 1.0 percentage points to 99.4% in the first quarter of 2005, compared with the same quarter of the previous year. This development was driven by improvements in most market units. The claims ratio decreased by 1.6 percentage points to 75.3% in 2005 versus the corresponding period of the previous year, due mainly to a lower level of large-scale losses and improvements in several market units.

Administration expenses decreased CHF 15 million, whereas insurance underwriting and acquisition expenses increased slightly from CHF 362 million in the first quarter of 2004 to CHF 374 million in the first quarter of 2005. The expense ratio increased by 0.6 percentage points to 24.1% in the first quarter of 2005, compared to the same quarter of the previous year, driven primarily by the decrease in net premiums earned.

Non-Life reported a net loss from discontinued operations of CHF 19 million in the first quarter of 2005, due to charges related to risks retained on the business sold in the UK in 2003.

The following table presents the results of the Non-Life segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Gross premiums written	5,379	1,761	5,451	205	(1)

Reinsurance ceded	(187)	(3)	(251)	–	(25)
Change in provisions for unearned premiums	(2,489)	903	(2,412)	–	3

Net premiums earned	2,703	2,661	2,788	2	(3)

Net investment income	299	233	316	28	(5)
Other revenues including fees	47	30	2	57	–

Net revenues	3,049	2,924	3,106	4	(2)

Claims and annuities incurred	2,035	2,011	2,143	1	(5)
Dividends to policyholders incurred	90	127	59	(29)	53

Total claims, dividends and credit losses	2,125	2,138	2,202	(1)	(3)

Insurance underwriting and acquisition expenses	374	395	362	(5)	3
Administration expenses	278	240	293	16	(5)
Other expenses	46	368	67	(88)	(31)
Restructuring charges	0	5	4	(100)	–

Total operating expenses	698	1,008	726	(31)	(4)

Income/(loss) from continuing operations before taxes and minority interests	226	(222)	178	–	27

Income tax expense/(benefit)	68	(44)	14	–	386
Minority interests, net of tax	14	(2)	(1)	–	–

Income/(loss) from continuing operations	144	(176)	165	–	(13)

Income/(loss) from discontinued operations, net of tax	(19)	(1)	(62)	–	(69)

Net income/(loss)	125	(177)	103	–	21

The following table presents key information of the Non-Life segment:
	1Q2005	4Q2004	1Q2004

Combined ratio	99.4%	99.4%	100.4%

Expense ratio 1)	24.1%	23.9%	23.5%

Claims ratio 2)	75.3%	75.5%	76.9%

Return on average allocated capital	28.2%	(35.6%)	18.5%
Average allocated capital in CHF m	1,973	2,014	2,211

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

The following table outlines selected balance sheet and other data of the Non-Life segment:
	31.03.05	31.12.04	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn	25.2	24.1	5

Technical provisions in CHF bn	28.2	25.0	13

Number of employees (full-time equivalents)	12,261	12,844	(5)

The following table presents the investment income of the Non-Life segment:
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Net current investment income	213	200	214	7	0
Realized gains/(losses), net	86	33	102	161	(16)

Net investment income	299	233	316	28	(5)

The following table presents the investment return of the Non-Life segment:
	1Q2005	4Q2004	1Q2004

Net current investment return	3.5%	3.4%	3.5%
Realized gains/(losses), net	1.5%	0.5%	1.6%

Net investment return	5.0%	3.9%	5.1%

Average assets in CHF bn	24.0	23.8	24.8

Investments for Life & Pensions and Non-Life

Winterthur’s investment portfolios are managed according to a defined process and set of guidelines in order to meet the diversification, credit quality, yield and liquidity requirements of policy liabilities.

Investments include debt instruments such as government and corporate bonds, loans, and mortgage loans, real estate, equities and alternative assets.

The following table illustrates the investment portfolio of Life & Pensions and Non-Life by investment type:
	31.03.05		31.12.04

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,118	10,406	10,141	10,336
Debt securities - available-for-sale	73,682	73,682	70,937	70,937
Equity securities - available-for-sale	6,272	6,272	5,950	5,950
Debt securities - trading	1,525	1,525	1,771	1,771
Equity securities - trading	11,509	11,509	10,818	10,818
Mortgage loans	10,121	10,121	10,028	10,028
Loans	5,149	5,149	5,063	5,063
Real estate	8,449	8,835	8,417	8,825
Other investments	3,750	3,750	3,562	3,562

Investments, general account	130,575	131,249	126,687	127,290

Investments, separate account	4,726	4,726	4,490	4,490

Total investments	135,301	135,975	131,177	131,780

of which Life & Pensions	112,347	112,780	109,857	110,224
of which Non-Life	22,954	23,195	21,320	21,556

Debt and Equity securities - trading include CHF 12,908 million (December 31, 2004: CHF 12,358 million) held to back unit-linked liabilities in the general account.

The following table illustrates held-to-maturity and available-for-sale securities of Life & Pensions and Non-Life:
	31.03.05				31.12.04

in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities - held-to-maturity	10,118	289	1	10,406	10,141	198	3	10,336

Debt securities - available-for-sale	70,968	3,422	708	73,682	67,914	4,035	1,012	70,937
Equity securities - available-for-sale	5,656	680	64	6,272	5,330	686	66	5,950

Securities - available-for-sale	76,624	4,102	772	79,954	73,244	4,721	1,078	76,887

Condensed consolidated financial statements – Credit Suisse Group
Consolidated statements of income (unaudited)
in CHF m	1Q2005	4Q2004	1Q2004	Change in % from 4Q2004	Change in % from 1Q2004

Interest and dividend income	8,814	7,716	7,741	14	14
Interest expense	(5,759)	(4,960)	(4,663)	16	24

Net interest income	3,055	2,756	3,078	11	(1)

Commissions and fees	3,239	3,289	3,563	(2)	(9)
Trading revenues	1,828	1,400	1,516	31	21
Realized gains/(losses) from investment securities, net	426	302	528	41	(19)
Insurance net premiums earned	7,749	4,597	7,399	69	5
Other revenues	765	640	730	20	5

Total noninterest revenues	14,007	10,228	13,736	37	2

Net revenues	17,062	12,984	16,814	31	1

Policyholder benefits, claims and dividends	8,105	5,446	7,852	49	3
Provision for credit losses	(36)	(127)	34	(72)	–

Total benefits, claims and credit losses	8,069	5,319	7,886	52	2

Insurance underwriting, acquisition and administration expenses	1,059	983	1,053	8	1
Banking compensation and benefits	3,296	2,634	3,428	25	(4)
Other expenses	1,791	2,503	1,823	(28)	(2)
Restructuring charges	0	8	4	(100)	(100)

Total operating expenses	6,146	6,128	6,308	0	(3)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	2,847	1,537	2,620	85	9

Income tax expense	630	318	570	98	11
Minority interests, net of tax	301	255	119	18	153

Income from continuing operations before cumulative effect of accounting changes	1,916	964	1,931	99	(1)

Income/(loss) from discontinued operations, net of tax	(20)	(5)	(64)	300	(69)
Cumulative effect of accounting changes, net of tax	14	0	(6)	–	–

Net income	1,910	959	1,861	99	3

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.65	0.82	1.63
Income/(loss) from discontinued operations, net of tax	(0.02)	0.00	(0.06)
Cumulative effect of accounting changes, net of tax	0.01	0.00	(0.01)

Net income available for common shares	1.64	0.82	1.56

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.63	0.80	1.59
Income/(loss) from discontinued operations, net of tax	(0.01)	0.00	(0.05)
Cumulative effect of accounting changes, net of tax	0.01	0.00	0.00

Net income available for common shares	1.63	0.80	1.54

Consolidated balance sheets (unaudited)
in CHF m	31.03.05	31.12.04	Change in % from 31.12.04

Assets
Cash and due from banks	29,183	25,648	14
Interest-bearing deposits with banks	4,628	4,947	(6)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	280,808	267,169	5
Securities received as collateral	21,946	20,289	8
Trading assets (of which CHF 134,773 m and CHF 110,047 m encumbered)	365,521	346,469	5
Investment securities (of which CHF 2,483 m and CHF 2,346 m encumbered)	103,238	100,365	3
Other investments	11,903	13,288	(10)
Real estate held for investment	8,991	8,970	0
Loans, net of allowance for loan losses of CHF 2,851 m and CHF 3,038 m	192,489	184,399	4
Premises and equipment	7,248	7,231	0
Goodwill	12,056	11,564	4
Intangible assets	3,656	3,689	(1)
Assets held for separate accounts	4,892	4,490	9
Other assets (of which CHF 6,061 m and CHF 4,785 m encumbered)	113,151	90,966	24
Discontinued operations - assets	1	1	0

Total assets	1,159,711	1,089,485	6

Liabilities and shareholders' equity
Deposits	321,353	299,341	7
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	251,429	239,724	5
Obligation to return securities received as collateral	21,946	20,289	8
Trading liabilities	174,463	150,130	16
Short-term borrowings	13,534	15,343	(12)
Provisions from the insurance business	144,636	137,161	5
Long-term debt	111,036	106,261	4
Liabilities held for separate accounts	4,833	4,489	8
Other liabilities	71,393	74,295	(4)
Discontinued operations - liabilities	35	1	–

Minority interests	6,529	6,178	6

Total liabilities	1,121,187	1,053,212	6

Common shares	607	607	0
Additional paid-in capital	22,872	23,435	(2)
Retained earnings	22,411	20,501	9
Treasury shares, at cost	(4,151)	(4,547)	(9)
Accumulated other comprehensive income/(loss)	(3,215)	(3,723)	(14)

Total shareholders' equity	38,524	36,273	6

Total liabilities and shareholders' equity	1,159,711	1,089,485	6

Consolidated statements of changes in shareholders’ equity (unaudited)
3 months, in CHF m, except common shares outstanding	Common outstanding		Common shares	Additional paid in capital	Retained earnings	Common shares in treasury at cost	Accumulated other comprehen- sive income (loss)	Total

Balance January 1, 2004	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income					1,861			1,861
Other comprehensive income, net of tax							582	582
Issuance of common shares	1,111,084		1	9				10
Issuance of treasury shares	111,435,305			(1)		5,154		5,153
Repurchase of treasury shares	(137,972,008)					(6,427)		(6,427)
Share-based compensation	14,061,352			(723)		891		168

Balance March 31, 2004	1,118,998,681		1,196	22,871	16,734	(3,526)	(1,937)	35,338

Balance January 1, 2005	1,110,819,481	1)	607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					1,910			1,910
Other comprehensive income, net of tax							508	508
Issuance of common shares	171,374			4				4
Issuance of treasury shares	70,434,306			(9)		3,524		3,515
Repurchase of treasury shares	(81,276,612)					(4,066)		(4,066)
Share-based compensation	15,600,901			(558)		938		380

Balance March 31, 2005	1,115,749,450	2)	607	22,872	22,411	(4,151)	(3,215)	38,524

1) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) At par value CHF 0.50 each, fully paid, net of 98,328,141 treasury shares. In addition to the treasury shares, a maximum of 253,298,986 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
in CHF m	1Q2005	4Q2004	1Q2004

Net income	1,910	959	1,861
Other comprehensive income/(loss)	508	(944)	582

Comprehensive income	2,418	15	2,443

Consolidated statements of cash flows (unaudited)
	3 months

in CHF m	2005	2004

Operating activities of continuing operations
Net income	1,910	1,861
(Income)/loss from discontinued operations, net of tax	20	64

Income from continuing operations	1,930	1,925

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	410	608
Provision for credit losses	(36)	34
Deferred tax provision	170	213
Restructuring charges	0	4
Change in technical provisions from the insurance business	6,579	5,864
(Gain)/loss from investment securities	(426)	(528)
Share of net income from equity method investments	(125)	(77)
Cumulative effect of accounting changes, net of tax	(14)	6
Receivables from the insurance business	(1,888)	(941)
Payables from the insurance business	(957)	(2,081)
Trading assets and liabilities	14,975	(35,361)
Deferred policy acquisition costs	(264)	(361)
(Increase)/decrease in accrued interest, fees receivable and other assets	(20,029)	(11,760)
Increase/(decrease) in accrued expenses and other liabilities	(3,620)	6,642
Other, net	(522)	(144)

Total adjustments	(5,747)	(37,882)

Net cash provided by/(used in) operating activities of continuing operations	(3,817)	(35,957)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	175	(11)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	498	(15,695)
Purchase of investment securities	(17,651)	(18,012)
Proceeds from sale of investment securities	11,212	12,363
Maturities of investment securities	5,651	7,184
Investments in subsidiaries and other investments	(253)	(861)
Proceeds from sale of other investments	384	1,077
(Increase)/decrease in loans	(8,052)	(5,285)
Proceeds from sales of loans	602	139
Capital expenditures for premises and equipment and intangible assets	(175)	(193)
Proceeds from sale of premises and equipment and intangible assets	42	15
Other, net	277	52

Net cash provided by/(used in) investing activities of continuing operations	(7,290)	(19,227)

Consolidated statements of cash flows – continued (unaudited)
	3 months

in CHF m	2005	2004

Financing activities of continuing operations
Increase/(decrease) in deposits	13,226	35,258
Increase/(decrease) in short-term borrowings	(2,517)	9,601
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(685)	11,539
Issuances of long-term debt	9,749	11,921
Repayments of long-term debt	(7,383)	(7,116)
Issuances of common shares	4	10
Issuances of treasury shares	3,515	5,153
Repurchase of treasury shares	(4,066)	(6,427)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(15)	(11)
Other, net	29	(1,499)

Net cash provided by/(used in) financing activities of continuing operations	11,857	58,429

Effect of exchange rate changes on cash and due from banks	2,785	2,049

Discontinued operations
Net cash provided by discontinued operations	0	(70)
Proceeds from sale of stock by subsidiaries	0	7

Net increase/(decrease) in cash and due from banks	3,535	5,231

Cash and due from banks at beginning of period	25,648	24,799

Cash and due from banks at end of period	29,183	30,030

Supplemental disclosures of cash flow information (unaudited)
	3 months

in CHF m	2005	2004

Cash paid during the year for income taxes	557	336
Cash paid during the year for interest	5,500	4,555

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	7	0

Assets and liabilities sold in business divestitures
Assets sold	0	(646)
Liabilities sold	0	639

Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see note 1 of the consolidated US GAAP financial statements for the year ended December 31, 2004, included in Credit Suisse Group’s Annual Report 2004.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated statements of financial condition and income for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2004.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, are accounted for at fair value. Compensation expense is measured at the grant or modification date based on the fair value of the award and is recognized in the statement of income over the required service period on a straight-line basis. Refer to “New accounting pronouncements” below for a discussion of the Group’s adoption of the new share-based payment accounting standard effective January 1, 2005.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123 for the periods prior to January 1, 2005.
in CHF m, except the per share amounts	4Q2004	1Q2004

Net income - as reported	959	1,861
Add: Share-based compensation expense included in reported net income, net of related tax effects	158	186
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(155)	(190)

Net income - pro forma	962	1,857

Net income available for common shares for basic EPS - pro forma	929	1,794

Net income available for common shares for diluted EPS - pro forma	929	1,880

Basic earnings per share - as reported	0.82	1.56
Basic earnings per share - pro forma	0.82	1.55
Diluted earnings per share - as reported	0.80	1.54
Diluted earnings per share - pro forma	0.80	1.53

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed above. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method, and may also choose to apply the modified retrospective method to previous reporting periods. The Group has early adopted the new standard as of January 1, 2005, applying the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) Inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005, to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) Recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The recognition of this expense was not material; and (iii) Adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In December 2003, the AICPA issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Segment reporting

Net revenues
in CHF m	1Q2005	4Q2004	1Q2004

Private Banking	1,912	1,717	1,940
Corporate & Retail Banking	860	803	787
Institutional Securities 1)	3,842	2,906	3,997
Wealth & Asset Management 2)	936	1,028	866
Life & Pensions	6,610	3,939	6,298
Non-Life	3,049	2,924	3,106
Corporate Center	(147)	(333)	(180)

Credit Suisse Group	17,062	12,984	16,814

1) Including CHF 111 million, CHF -13 million and CHF 40 million in 1Q2005, 4Q2004 and 1Q2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 164 million, CHF 256 million and CHF 68 million in 1Q2005, 4Q2004 and 1Q2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes
in CHF m	1Q2005	4Q2004	1Q2004

Private Banking	849	726	861
Corporate & Retail Banking	350	332	245
Institutional Securities 1)	855	385	920
Wealth & Asset Management 2)	338	353	242
Life & Pensions	204	223	197
Non-Life	226	(222)	178
Corporate Center	25	(260)	(23)

Credit Suisse Group	2,847	1,537	2,620

1) Including CHF 111 million, CHF -14 million and CHF 40 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in minority interest revenues/expenses relating to the FIN 46R consolidation.
2) Including CHF 161 million, CHF 252 million and CHF 68 million in 1Q2005, 4Q2004 and 1Q2004, respectively, in minority interest revenues/expenses relating to the FIN 46R consolidation.

Net income/(loss)
in CHF m	1Q2005	4Q2004	1Q2004

Private Banking	685	616	681
Corporate & Retail Banking	274	257	189
Institutional Securities	540	269	623
Wealth & Asset Management	135	63	136
Life & Pensions	126	152	139
Non-Life	125	(177)	103
Corporate Center	25	(221)	(10)

Credit Suisse Group	1,910	959	1,861

Total assets
in CHF m	31.03.05	31.12.04

Private Banking	207,510	188,697
Corporate & Retail Banking	102,924	99,469
Institutional Securities 1)	760,003	707,918
Wealth & Asset Management 2)	12,861	12,664
Life & Pensions and Non-Life	170,556	165,275
Corporate Center	(94,143)	(84,538)

Credit Suisse Group	1,159,711	1,089,485

1) Includes total assets in VIEs of CHF 11,684 million as of March 31, 2005 (CHF 8,928 million as of December 31, 2004), which were consolidated under FIN 46R.
2) Includes total assets in VIEs of CHF 2,846 million as of March 31, 2005 (CHF 2,632 million as of December 31, 2004), which were consolidated under FIN 46R.

Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
in CHF m	1Q2005	4Q2004	1Q2004

Interest income on loans	1,568	1,433	1,554
Interest income on investment securities	927	910	979
Dividend income from investment securities	44	28	43
Interest and dividend income on trading assets	3,261	2,825	3,435
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,448	2,018	1,418
Other	566	502	312

Total interest and dividend income	8,814	7,716	7,741

Interest expense on deposits	(1,375)	(1,240)	(799)
Interest expense on short-term borrowings	(115)	(64)	(91)
Interest expense on trading liabilities	(1,143)	(891)	(1,763)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,119)	(1,879)	(1,216)
Interest expense on long-term debt	(841)	(730)	(655)
Other	(166)	(156)	(139)

Total interest expense	(5,759)	(4,960)	(4,663)

Net interest income	3,055	2,756	3,078

Trading activities
The following table sets forth the details of trading-related revenues:
in CHF m	1Q2005	4Q2004	1Q2004

Interest rate products	884	(128)	606
Equity/index-related products	632	1,060	583
Foreign exchange products	362	486	381
Other	(50)	(18)	(54)

Trading revenues	1,828	1,400	1,516

Interest and dividend income on trading assets	3,261	2,825	3,435
Interest expense on trading liabilities	(1,143)	(891)	(1,763)

Trading interest income, net	2,118	1,934	1,672

Total trading-related revenues	3,946	3,334	3,188

The following table summarizes the details of trading assets and liabilities:
in CHF m	31.03.05	31.12.04

Trading assets
Debt securities	179,372	176,493
Equity securities	114,972	99,388
Positive replacement values of derivative trading positions	51,106	52,447
Other	20,071	18,141

Total trading assets	365,521	346,469

Trading liabilities
Short positions	120,853	92,401
Negative replacement values of derivative trading positions	53,610	57,729

Total trading liabilities	174,463	150,130

Commissions and fees
The following table sets forth the details of commissions and fees:
in CHF m	1Q2005	4Q2004	1Q2004

Commissions from lending business	187	253	210

Investment and portfolio management fees	1,124	1,089	1,141
Commissions for other securities business	43	42	40

Commissions and fees from fiduciary activities	1,167	1,131	1,181

Underwriting fees	517	532	767
Brokerage fees	904	827	972

Commissions, brokerage securities underwriting and other securities activities	1,421	1,359	1,739

Fees for other customer services	464	546	433

Commissions and fees	3,239	3,289	3,563

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	31.03.05	31.12.04

Banks	1,627	1,558
Commercial	45,485	43,000
Consumer	77,410	76,010
Public authorities	3,670	3,894
Lease financings	2,827	2,696

Switzerland	131,019	127,158

Banks	7,535	7,233
Commercial	37,615	33,873
Consumer	18,441	18,248
Public authorities	499	679
Lease financings	121	130

Foreign	64,211	60,163

Loans, gross	195,230	187,321

Deferred expenses, net	110	116
Allowance for loan losses	(2,851)	(3,038)

Total loans, net	192,489	184,399

The following table sets forth the movements in the allowance for loan losses:
in CHF m	1Q2005	4Q2004	1Q2004

Balance beginning of period	3,038	3,361	4,646

New provisions	85	138	165
Releases of provisions	(125)	(271)	(131)

Net additions charged to income statement	(40)	(133)	34

Gross write-offs	(223)	(133)	(590)
Recoveries	23	11	11

Net write-offs	(200)	(122)	(579)

Allowances acquired/(deconsolidated)	0	(24)	0
Provisions for interest	17	33	24
Foreign currency translation impact and other adjustments, net	36	(77)	64

Balance end of period	2,851	3,038	4,189

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	31.03.05	31.12.04

With a specific allowance	3,572	3,910
Without a specific allowance	649	762

Total impaired loans, gross	4,221	4,672

Specific allowance for impaired loans 1)	2,471	2,659
1) Included in the allowances for loan losses.

Restructuring liabilities
The following table sets forth the movements of restructuring liabilities:
	2005			2004

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	27	22	49	65	27	92
Net additions charged to income statement	0	0	0	2	2	4
Write-offs/recoveries, net 1)	(11)	(7)	(18)	(17)	(8)	(25)
Transfers, foreign exchange	0	1	1	(2)	3	1

Balance March 31	16	16	32	48	24	72

1) Includes cash paid or otherwise settled.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance January 1, 2004	3	(3,086)	1,141		(577)	(2,519)
Change	4	521	16		(7)	534
Reclassification adjustments	86	0	(38)		0	48

Balance March 31, 2004	93	(2,565)	1,119		(584)	(1,937)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Change	(7)	640	(84)		0	549
Reclassification adjustments	(9)	0	(32)		0	(41)

Balance March 31, 2005	11	(3,358)	952		(820)	(3,215)

1) Presented net of shadow adjustments.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
in CHF m	1Q2005	4Q2004		1Q2004

Income from continuing operations before cumulative effect of accounting changes	1,916	964		1,931
Income/(loss) from discontinued operations, net of tax	(20)	(5)		(64)
Cumulative effect of accounting changes, net of tax	14	0		(6)

Net income – as reported	1,910	959		1,861

Net income available for common shares for basic EPS 1)	1,864	926		1,798

Net income available for common shares for diluted EPS 2)	1,948	926		1,884

Weighted-average common shares outstanding for basic EPS (in m)	1,134.9	1,130.4		1,154.4
Effect of dilutive securities
Convertible securities	40.4	–	3)	40.4
Share options	8.2	7.4		9.7
Share awards	14.4	23.6		22.2

Adjusted weighted-average common shares for diluted EPS	1,197.9	1,161.4		1,226.7

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.65	0.82		1.63
Income/(loss) from discontinued operations, net of tax	(0.02)	0.00		(0.06)
Cumulative effect of accounting changes, net of tax	0.01	0.00		(0.01)

Net income available for common shares	1.64	0.82		1.56

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.63	0.80		1.59
Income/(loss) from discontinued operations, net of tax	(0.01)	0.00		(0.05)
Cumulative effect of accounting changes, net of tax	0.01	0.00		0.00

Net income available for common shares	1.63	0.80		1.54

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included, when the effect is dilutive.
3) For 4Q2004 the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities as the effect would be anti-dilutive.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
in CHF m	1Q2005	4Q2004	1Q2004

Service costs on benefit obligation	100	76	119
Interest costs on benefit obligation	184	174	181
Expected return on plan assets	(224)	(233)	(235)
Amortization of
Unrecognized transition obligation/(asset)	0	(1)	(1)
Prior service cost	10	11	9
Unrecognized (gains)/losses	13	11	10

Net periodic pension costs	83	38	83

Settlement (gains)/losses	0	3	0
Curtailment (gains)/losses	(1)	(1)	5
Termination losses	6	6	5

Total pension costs	88	46	93

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2004, that it expected to contribute CHF 618 million to the pension plans in 2005. As of March 31, 2005, CHF 156 million of contributions have been made.

Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
As of March 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,629	9,117		17	3,802
Performance guarantees and similar instruments	6,634	5,908		136	3,338
Securities lending indemnifications	29,229	29,229		0	29,229
Derivatives	266,508	266,508		2,369	300
Other guarantees 2)	2,940	2,940		25	1,510

Total guarantees	315,940	313,702		2,547	38,179

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,425	8,907		12	3,992
Performance guarantees and similar instruments	6,386	5,694		112	3,552
Securities lending indemnifications	24,808	24,808		0	24,808
Derivatives	247,454	247,454		2,482	186
Other guarantees 2)	3,112	3,112		25	1,348

Total guarantees	292,185	289,975		2,631	33,886

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to note 37 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2004 for a further description of Guarantees.

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at March 31, 2005 for this sale-related contingency, net of pre-payments to and risks retained by XL amounted to CHF 659 million (USD 550 million). The provision, which reflects the adverse development of CHF 780 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (SNRA), is based on an extensive analysis of data provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary, who was officially engaged on April 13, 2005. The difference between the two positions under review by the Independent Actuary is CHF 1,089 million (USD 909 million).

In addition to the SPA, Winterthur has other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004 the first details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur continues to evaluate these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following table sets forth details of other commitments:
As of March 31, 2005, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	4,373	4,122	1,776
Loan commitments	165,458	165,458	94,842
Forward reverse repurchase agreements	16,905	16,905	16,905
Other	4,025	4,025	564

Total other commitments	190,761	190,510	114,087

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	4,390	4,076	1,577
Loan commitments	149,607	149,607	83,209
Forward reverse repurchase agreements	15,326	15,326	15,326
Other	2,625	2,625	567

Total other commitments	171,948	171,634	100,679

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other. Readers are referred to note 37 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2004 for a further description of Other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Readers are referred to note 1 “Summary of significant accounting policies”, note 2 “Recently issued accounting standards” and note 39 “Variable interest entities” on pages 117, 133 and 197, respectively, of Credit Suisse Group’s Annual Report 2004 for a further description of the Group’s policy on consolidation of VIEs and a description of the nature of the Group’s involvement with these entities.

In the first quarter of 2005, the Group recorded revenue of CHF 272 million as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the condensed consolidated statements of income.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	31.03.05	31.12.04

Collateralized debt obligations	36,442	57,517
Commercial paper conduits	5,037	4,456
Financial intermediation	57,458	67,326

Total	98,937	129,299

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	31.03.05	31.12.04

Collateralized debt obligations	1,927	1,398
Commercial paper conduits	2	3
Financial intermediation	13,561	11,119

Total assets consolidated pursuant to FIN 46R	15,490	12,520

Collateralized debt obligations

As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 1.9 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.5 billion as of March 31, 2005.

Commercial paper conduits

The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of March 31, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 9.9 billion, which consisted of CHF 5.0 billion of funded assets and the CP conduits’ commitments to purchase CHF 4.9 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 9.0 billion as of March 31, 2005, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Foreign currency translation rates

The following table shows principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	1Q2005	4Q2004	1Q2004	31.03.05	31.12.04

1 USD	1.17	1.18	1.26	1.1984	1.1320
1 EUR	1.55	1.54	1.56	1.5488	1.5439
1 GBP	2.23	2.20	2.30	2.2521	2.1834
100 JPY	1.12	1.12	1.18	1.1188	1.1023

Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Ratings
	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse 1)
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Credit Suisse First Boston 1)
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer financial strength	A1	A-	A+
Outlook	Negative	Stable	Rating Watch Negative

1) The ratings for the merged bank are expected to remain unchanged.

Share data
	31.03.05	31.12.04

Shares issued	1,214,077,591	1,213,906,217
Treasury shares	(98,328,141)	(103,086,736)

Shares outstanding	1,115,749,450	1,110,819,481

Share price
in CHF	1Q2005	4Q2004	1Q2004

High (closing price)	53.00	48.15	49.50
Low (closing price)	46.85	39.65	42.95

Financial calendar
Dividend payment	Friday, May 6, 2005

Second quarter results 2005	Wednesday, August 3, 2005

Third quarter results	Wednesday, November 2, 2005

Enquiries

Credit Suisse Group
Investor Relations
Marc Buchheister, Manuela Luzio
Tel. +41 44 333 3169/+41 44 332 6098
Fax +41 44 333 2587
Credit Suisse Group
Media Relations
Charles Naylor, Andrés Luther
Tel. +41 44 333 8844
Fax +41 44 333 8877

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8 P.O. Box 1 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520124 English

QUARTERLY RESULTS 2005 Q1

DISCLAIMER

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Slide 1

A STRONG START TO 2005

Solid revenue generation in all segments on the back of improved market conditions

Net income of CHF 1.9 bn
Doubled from 4Q04 and up 3% from 1Q04

Return on equity of 20.6% for the Group, at the top end of target range
Banking RoE of 22.9%
Winterthur RoE of 12.0%

Net new assets at Private Banking of CHF 7.0 bn with an annualized growth rate of 5.2%

Share repurchase approved at shareholders’ meeting - program to start as early as May 9

Slide 2

RESULTS OVERVIEW

		vs	vs
in CHF m, except where indicated	1Q05	4Q04	1Q04

Net revenues	17,062	31%	1%

Total benefits, claims and credit losses	8,069	52%	2%

Total operating expenses	6,146	0%	(3%	)

Net income	1,910	99%	3%

Return on equity – Group	20.6%
Return on equity – Banking	22.9%
Return on equity – Winterthur	12.0%

Basic earnings per share (in CHF)	1.64	100%	5%
Diluted earnings per share (in CHF)	1.63	104%	6%

Slide 3

ONE BANK INTEGRATION
TIMETABLE & STATUS UPDATE

Item	Status / Target Date

Project set-up and definition of model	Completed

Legal entity merger	Merged entity operational
as of May 16, 2005

Bank integration	Ongoing
26 integration workstreams
(front office and support)
100 project team members

Integrated businesses operational and	January 1, 2006
new reporting structure in place

Slide 4

PRIVATE BANKING
CLIENT ACTIVITY RECOVERS COMPARED TO
SECOND HALF OF 2004

Slide 5

PRIVATE BANKING
CONTINUED COST CONTAINMENT

Revenues in CHF m
1,940
1,869
1,644
1,717
1,912
+11%
-1%
1Q04
2Q04
3Q04
4Q04
1Q05

Total operating expenses in CHF m
Cost/income ratio in %
55.3
57.9
60.5
57.8
55.4
1,073
1,083
994
993
1,060
582
564
503
446
600
491
519
491
547
460
1Q04
2Q04
3Q04
4Q04
1Q05
Compensation and benefits
Other expenses
(incl. restructuring charges)

Slide 6

PRIVATE BANKING
RECOVERY OF TRANSACTION-DRIVEN MARGIN

Gross margin in bp

146
7
57
82
139
10
48
81
122
4
37
81
128
5
39
84
138
6
49
83
1Q04
2Q04
3Q04
4Q04
1Q05
Asset-driven
Transaction-driven
Other

Key drivers versus 4Q04

- Higher brokerage
- Higher product sales
- Stable asset-driven revenues

Slide 7

PRIVATE BANKING
HEALTHY ASSET INFLOWS IN EUROPE AND ASIA

Net new assets in CHF bn
Annualized in %
5.2
5.2
10.8
7.9
3.8
3.9
7.0
1Q04
2Q04
3Q04
4Q04
1Q05

Assets under management in CHF bn
541
537
544
539
564
+5%
1Q04
2Q04
3Q04
4Q04
1Q05

Slide 8

CORPORATE & RETAIL BANKING
RECORD NET INCOME

Net income in CHF m
189
256
199
257
274
+7%
+45%
1Q04
2Q04
3Q04
4Q04
1Q05

Slide 9

CORPORATE & RETAIL BANKING
SOUND REVENUES

Revenues in CHF m
787
950
808
803
860
+7%
+9%
1Q04
2Q04
3Q04
4Q04
1Q05

Total operating expenses in CHF m
Cost/income ratio in %
62.8
58.2
65.2
59.4
61.5
494
553
527
477
529
275
300
266
206
308
219
253
261
271
221
1Q04
2Q04
3Q04
4Q04
1Q05
Compensation and benefits
Other expenses

Slide 10

INSTITUTIONAL SECURITIES
SOLID RESULT COMPARED TO RECORD 1Q04

1) Including the release of tax contingency accruals of CHF 27 m and CHF 126 m in 2Q04 and 3Q04, respectively

Slide 11

INSTITUTIONAL SECURITIES
STRONG FIXED INCOME TRADING REVENUES

Fixed income trading revenues in CHF m
1,869
1,012
1,348
1,278
1,926
+51%
+3%
1Q04
2Q04
3Q04
4Q04
1Q05

Equity trading revenues in CHF m
1,105
843
696
828
926
+12%
-16%
1Q04
2Q04
3Q04
4Q04
1Q05

Slide 12

INSTITUTIONAL SECURITIES
MIXED INVESTMENT BANKING RESULTS

Investment banking revenues in CHF m
840
902
868
718
627
Total
-13%
Advisory and other fees
Debt underwriting
Equity underwriting
-15%
+1%
-31%
1Q04
2Q04
3Q04
4Q04
1Q05
Δ vs 1Q04
-25%
-9%
-23%
-43%

Slide 13

INSTITUTIONAL SECURITIES
IMPROVEMENT OF PRE-TAX MARGIN

1) Excluding minority interest results relating to the FIN 46R consolidation

Slide 14

WEALTH & ASSET MANAGEMENT
STABLE PERFORMANCE DUE TO LOWER
REVENUES AND OPERATING EXPENSES

Slide 15

WEALTH & ASSET MANAGEMENT
MIXED PERFORMANCE ACROSS BUSINESS AREAS;
DECREASE IN INVESTMENT-RELATED GAINS

1) Excluding minority interest revenues relating to the FIN 46R consolidation

Slide 16

WEALTH & ASSET MANAGEMENT
GOOD NET NEW ASSET INFLOWS

1) Includes assets managed on behalf of other entities within Credit Suisse Group

Slide 17

LIFE & PENSIONS
IMPROVED UNDERLYING RESULTS AND LOWER
INVESTMENT INCOME

1) Including an increase in the amount of CHF 72 m in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years

Slide 18

LIFE & PENSIONS
GROWTH IN MAIN EUROPEAN MARKETS

Slide 19

LIFE & PENSIONS
LOWER REALIZED GAINS

1) Backing traditional life policies

Slide 20

NON-LIFE
STRONG NET INCOME ON IMPROVED
UNDERWRITING RESULTS

1) Including an increase in the amount of CHF 59 m in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years

2) Including a charge of CHF 242 m after tax related to the increase in the provision for contingencies relating to the sale of Winterthur International

Slide 21

NON-LIFE
IMPROVED COMBINED RATIO IN
MOST MARKET UNITS

Slide 22

NON-LIFE
STABLE NET INVESTMENT INCOME

Net investment return
5.1%
5.0%
1.6%
1.5%
3.5%
3.5%
1Q04
1Q05
Realized gains / (losses)
Net current investment return

Realized gains / (losses)
144
156
(42)
(70)
1Q04
1Q05
Realized gains
Realized losses

Slide 23

CAPITAL POSITION

Credit Suisse Group

BIS tier 1 ratio in %

11.5	11.6	11.8	12.3	**12.1**

Risk-weighted assets in CHF bn

202
203
204
199
215
1Q04
2Q04
3Q04
4Q04
1Q05

Winterthur

- Shareholders' equity of CHF 8.5 bn as of March 31, 2005; improvement of CHF 0.3 bn compared to December 31, 2004
- EU solvency ratio improved to 192% as of December 31, 2004, compared to 168% as of December 31, 2003

Slide 24

PERFORMANCE GOALS OVERVIEW

all goals on full-year basis

			1Q05	Medium-term goals
Credit Suisse	Private Banking	Gross margin	138 bp	≥ 130 bp
		Cost/income ratio	55 %	< 55 %
		Net new asset growth (annualized)	5.2 %	> 5 %
	Corporate & Retail Banking	Revenue growth (annualized)	3 %	> 5 %
		Cost/income ratio	62 %	< 60 %
		Return on allocated capital	22 %	> 15 %
Credit Suisse First Boston	Division	Pre-tax margin [1)]	20.5 %	> 20 %
		Return on allocated capital	23.0 %	> 20 %
Winterthur	Division	IFS rating	A1 / A- / A+ [2)]	Single A
		Return on equity	12.0 %	> 12 %
	Non-Life	Combined ratio	99.4 %	< 98 %
	Life & Pensions	Expense ratio	6.3 %	< 8 %
Credit Suisse Group	Consolidated	Return on equity	20.6 %	15 % to 20 %
		Tier 1 target	12.1 %	> 10 %

1) Excluding minority interest results relating to the FIN 46R consolidation

2) For Moody’s, Standard & Poor’s and Fitch Ratings

Slide 25

SUMMARY AND OUTLOOK

Strong start to 2005
Solid revenue generation supported by improved market conditions

Market conditions in the second quarter likely to result in more subdued client activity and decrease in business volume

Recovery of market conditions expected for the second half of 2005

Concentrate on diligently responding to these trends

Ensure the necessary measures are in place to respond rapidly to changing client requirements

Capture growth opportunities

Slide 26

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date May 4, 2005	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Head of Group Legal & Compliance
/s/ Charles Naylor
Head of Group Communications